Exhibit 99.1

Biodexa Pharmaceuticals PLC?Annual Report and Accounts 2023Biodexa Pharmaceuticals PLCAnnual Report and Accounts 2023

Biodexa is a clinical-stage biotech company developing a pipeline of innovative products for the treatment of diseases with high unmet medical needs

Contents

Page

Strategic Report

Strategy	01
Business Model	02
Clinical Stage Assets	02
Chief Executive's Review	04
Financial Review	06
Stakeholder Engagement/s.172 statement	10
Risk Management	12

Governance

Board of Directors	14
Leadership Team	15
Chairman's Introduction to Corporate Governance	16
Audit Committee Report	20
Directors' Remuneration Report	22
Directors' Report	30

Financial Statements

Independent Auditor's Report	33
Consolidated Statement of Comprehensive Income	37
Consolidated Statement of Financial Position	38
Consolidated Statement of Cash Flows	39
Consolidated Statement of Changes in Equity	40
Notes Forming Part of the Consolidated Financial Statements	41
Company Balance Sheet	79
Company Statement of Changes in Equity	80
Notes Forming Part of the Company Financial Statements	81
Company Information	90

Biodexa Pharmaceuticals PLC Annual Report and Accounts 2023

Strategic Report | Governance | Financial Statements

INTRODUCTION

Headquartered in Cardiff, UK, with its American Depositary Shares ("ADSs") quoted on the NASDAQ exchange in the US, Biodexa is a clinical-stage biotechnology company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs including Type 1 diabetes and rare/orphan brain cancers. The Company de-listed from the AIM market as of 26 April 2023.

STRATEGY

In the course of seeking additional funding for the Company, it became clear that raising significant funds for a drug delivery platform company was going to be difficult, if not impossible, in the then prevailing financial markets. Accordingly, we decided to re-position the Company as a therapeutics company and began looking for assets to complement our MTX110 programmes.

Following the re-positioning of the Company, our priorities for 2024 reflect our modified strategy as follows:

Strategic Imperatives	Progress in 2023	Priorities for 2024
Advance our clinical-stage assets through to proof-of-concept data	We announced the completion of recruitment into Cohort A of our MAGIC-G1 study of MTX110 in patients with recurrent glioblastoma ("rGBM"). In an Investigator Initiated Trial, Columbia University completed recruitment of a Phase I study of MTX110 in patients with Diffuse Midline Glioma ("DMG").	In respect of our Phase I study in rGBM, deliver interim safety and efficacy data (in the form of Progression Free Survival data) in respect of Cohort A patients and begin recruitment of Cohort B patients. Initiate recruitment of a Phase IIa dose confirmation study of tolimidone in Type 1 diabetes patients. Seek an IND from FDA to commence a Phase II study of MTX110 in DMG.
Develop and broaden our drug development pipeline	We in-licensed tolimidone, a Phase II ready asset with very substantial preclinical and toxicology data which has been studied in over 700 patients. In preclinical experiments, tolimidone showed potential to be disease modifying in Type 1 diabetes. We initiated a new research programme, coded MTD217, to explore the potential for MTX110 in combination with an OXPHOS inhibitor for the treatment of Leptomeningeal Disease, a severe complication of solid cancers with metastasis in the leptomeningeal space of the CNS.	Generate in vitro data to support the disease modifying potential of tolimidone in Type 1 diabetes. Generate in vitro and in vivo data to demonstrate the effectiveness of MTD217 in Leptomeningeal Disease models. Seek additional pre-IND and/or clinical-stage assets to acquire or in-license. Expand further our patent portfolio to cover new inventions and divisionals to strengthen existing patent families.
Provide a healthy and stimulating environment in which our staff members can continue to thrive	Implement the new COSHH assessment procedures developed in 2023.	Continue to monitor third party advice and regulation to maintain a safe environment for our staff members. Develop individualised learning programmes for staff members through participation in conferences, webinars and/or training programmes.

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 01

INTRODUCTION continued

BUSINESS MODEL

In order to make the Company more investable and secure additional financing, the Board decided to re-position the Company as a therapeutics (as opposed to drug delivery) company in early 2023. As a result, the delivery of proof-of-concept clinical data is the primary focus of our business model going forward.

Development

Our intention is to build a balanced portfolio of clinical-stage development assets, ideally with a focus on rare/orphan indications. Tolimidone, which was in-licensed in December 2023, is a Phase II ready asset which we intend to develop for Type 1 diabetes. MTX110 is currently in Phase I development for three rare/orphan brain cancers.

Our aim is to develop our clinical assets to proof-of concept stage before securing partners to undertake the most expensive, later stage development.

Manufacturing

We do not intend to establish our own manufacturing capabilities. For clinical trial material we utilise GMP-certified contract manufacturers.

Commercialisation

Once proof-of-concept has been established, we intend to seek to license our products to a partner who would complete the clinical development and subsequently market and sell them in the licenced territory. In addition to reimbursement of development costs, the partner would be expected to make milestone payments based on sales targets and royalty payments.

Our development pipeline now includes five projects, four of which are at clinical stage, as follows:

	Indication	Preclinical	Phase 1	Phase 2
Tolimidone (Lyn Kinase activator)	Type 1 diabetes			
MTX110 (panobinostat)	Diffuse Midline Glioma			
MTX110 (panobinostat)	Glioblastoma			
MTX110 (panobinostat)	Medulloblastoma			
MTD217 (panobinostat + OXPHOS inhibitor)	Leptomeningeal Disease			

CLINICAL-STAGE ASSETS

Tolimidone

Tolimidone was originally discovered by Pfizer Inc. ("Pfizer") and was developed through Phase II for the treatment of gastric ulcers. Pfizer undertook a broad pre-clinical programme to characterise the pharmacology, pharmacokinetics, metabolism and toxicology of tolimidone. Pfizer discontinued development of the drug due to lack of efficacy for that indication in Phase II. Tolimidone is a selective activator of the enzyme Lyn kinase which increases phosphorylation of insulin substrate -1, thereby amplifying the signalling cascade initiated by the binding of insulin to its receptor.

We intend to develop tolimidone for the treatment of Type 1 diabetes ("T1D"). As a Lyn kinase activator, tolimidone has been shown in preclinical experiments to have a role in beta cell survival and proliferation. If replicated in clinical studies, tolimidone could have the potential to be disease modifying and change the treatment paradigm for T1D. T1D affects approximately 8.4 million people worldwide and there are approximately 500,000 new diagnoses per annum.

As a first step in the planned continued clinical development of tolimidone, we intend to initiate a Phase IIa dose confirmation study to establish the optimum dose of tolimidone in patients with T1D. The Phase IIa study will be open-label in approximately 15 patients with T1D treated over a period of three months with endpoints of change in C-peptide levels, HbA1c and number of hyperglycaemic events.

02 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

MTX110Using our MidaSolve technology in combination with panobinostat, an otherwise insoluble drug, MTX110 is designed for direct-to-tumour administration via a catheter system (Convection Enhanced Delivery, or "CED") thereby bypassing the blood-brain barrier and allowing for high drug concentrations and broader drug distribution in and around the tumour while simultaneously minimising systemic toxicity and other side effects. Panobinostat is currently marketed under the brand Farydak® which is used orally in combination therapy for the treatment of multiple myeloma. We are currently researching the utility of MTX110 to proof-of concept stage in three indications: Glioblastoma Multiforme ("GBM"):GBM is the most common and aggressive form of brain cancer in adults, usually occurring in the white matter of the cerebrum. Treatments include radiation, surgical resection and chemotherapy although, in almost all cases, tumours recur. There are approximately 2-3/100,000(1) population diagnoses of GBM per annum. Survival with standard of care treatment ranges from approximately 13 months in unmethylated MGMT patients to approximately 30 months in highly methylated MGMT patients(2). Once it has recurred, median survival is 6.5 months(3).During 2023 we completed recruitment of patients in the first cohort of a Phase I study to assess the utility of MTX110 in recurrent GBM. The Phase I study is an open-label, dose escalation study designed to assess the feasibility and safety of intermittent infusions of MTX110 administered by convection enhanced delivery ("CED") via implanted refillable pump and catheter. The study aims to recruit two cohorts, each with a minimum of four patients; the first cohort received MTX110 only and the second cohort will also receive MTX110 but, at the option of the treating clinician, the catheter may be re-positioned once recurrence occurs.Diffuse Midline Glioma ("DMG"), formerly known as Diffuse Intrinsic Pontine Glioma, or "DIPG":DMG tumours are located in the pons (middle) of the brain stem and are diffusely infiltrating. Occurring mostly in children, approximately 1,000 patients(4) worldwide are diagnosed with DIPG per annum and median survival is approximately 10 months(5). There is no effective treatment since surgical resection is not possible. The standard of care is radiotherapy, which transiently improves symptoms and survival. Chemotherapy does not improve survival and one likely reason is that many anti-cancer drugs cannot cross the blood-brain barrier to access the tumour.In October 2020, we reported the first-in-human study by the University of California, San Francisco ("UCSF") of MTX110 in DMG using a CED system. The Phase I study established a recommended dose range for Phase II, a good safety and tolerability profile but also encouraging median survival data of 26 months in the seven patients treated. An additional Phase I Investigator Initiated Trial by Columbia University is reported topline data in February 2024. Thereafter, we intend to explore the possibility of seeking an IND for a Phase II study of MTX110 in DMG.Medulloblastoma:Medulloblastomas are malignant embryonal tumours that start in the cerebellum. They are invasive and, unlike most brain tumours, spread through the cerebrospinal fluid ("CSF") and frequently metastasise to different locations in the brain and spinal cord. Treatments include resection, radiation and chemotherapy. Approximately 350 patients(6) are diagnosed with medulloblastoma per annum and 3,800 people are living with the disease in the US. The cumulative survival rate is approximately 60%, 52%, and 47% at 5 years, 10 years and 20 years, respectively(7); however, recurrence is nearly always fatal with no established standard of care.The University of Texas is undertaking a Phase I exploratory study in recurrent medulloblastoma patients using direct administration of MTX110 into the fourth ventricle, enabling it to circulate throughout the central spinal fluid.Preclinical AssetMTD217Our programme is centred around a water-soluble drug formulation that can be easily infused or injected simultaneously, or sequentially, directly into the cancer microenvironment, disrupting metabolic functions in a highly localised manner and limiting off-target toxicity. Our initial target is treatment of leptomeningeal disease ("LMD"), a lethal complication in which metastatic cancer cells invade the cerebrospinal fluid and central nervous system. Approximately 5% of all cancer patients develop LMD and, with no effective treatments currently available, median overall survival is just three to six months post-diagnosis(8).(1) American Association of Neurosurgeons.(2) Radke et al (2019). Predictive MGMT status in a homogeneous cohort of IDH wildtype glioblastoma patients. Acta Neuropathologica Communications 7:89 Online: https://doi.org/10.1186/s40478-019-0745-z.(3) J Neurooncol. 2017; 135(1): 183?192.(4) Louis DN, Ellison DW, et al. The 2016 World Health Organization Classification of Tumors of the Central Nervous System: a summary. Acta Neuropathol 2016; 131:803?820. (5) Jansen et al, 2015. Neuro-Oncology 17(1):160-166.(6) Aboian et al (2018). Neuro-Oncology Practice, Volume 5, Issue 4, December 2018.(7) Smoll NR (March 2012). ?Relative survival of childhood and adult medulloblastomas and primitive neuroectodermal tumors (PNETs)'. Cancer. 118 (5): 1313?22.(8) https://my.clevelandclinic.org/health/diseases/22737-leptomeningeal-disease.Strategic ReportGovernanceFinancial Statements03Biodexa Pharmaceuticals PLC?Annual Report & Accounts 2023

CHIEF EXECUTIVE'S REVIEWIntroductionWith the backdrop of a continued difficult market for financing biotech companies, 2023 was again dominated by efforts to re-finance the Company and bring in additional clinical-stage assets into the development pipeline to diversify risk, enhance news flow and provide more opportunities for success. R&D updateTolimidoneIn December 2023 we were delighted to secure the global rights to develop and commercialise tolimidone. It is not often a company of Biodexa's size and resources has an opportunity to in-license a Phase II ready product supported by very substantial preclinical data, that has been exposed to more than 700 patients and has demonstrated compelling preclinical data to support our chosen indication of T1D.In T1D, the body's immune system attacks pancreatic beta cells such that they can no longer produce insulin which is required to regulate plasma glucose levels. The causes of T1D are not fully understood and there is currently no cure. Patients with T1D are dependent on daily administration of insulin (via injection or infusion). Tolimidone is a Lyn kinase activator and its potential utility in T1D was first demonstrated by several ground-breaking preclinical studies conducted at the University of Alberta, where Lyn kinase was identified as a key factor for beta cell survival and proliferation in vitro and in vivo models. Tolimidone was shown to both prevent beta cell degradation and to stimulate beta cell proliferation.As soon as we closed the in-license of tolimidone we began preparing for a Phase IIa dose confirming study which is expected to begin recruitment in the second quarter of 2024. The Phase IIa study will be open-label and include three doses with approximately 15 patients studied over three months with a follow up period. End points are expected to include C-peptide levels (a marker for insulin), HbA1c levels (a marker for plasma glucose) and number of severe hyperglycaemic events. Thereafter, we expect to follow up by a double-blind, placebo-controlled Phase IIb study in approximately 40-45 patients with similar clinical endpoints.MTX110In October 2023, we announced completion of recruitment of Cohort A of our ongoing open-label Phase I dose-escalation study, which is designed to assess the feasibility and safety of intermittent infusions of MTX110 administered by CED via implanted refillable pump and catheter. Because no drug-related adverse events were observed within the first 30 days from the start of treatment, the minimum number of four patients were recruited into Cohort A. Patient #1 received weekly infusions of 60µM of MTX110 and Patients # 2, 3 and 4 each received 90µM, the expected optimum dose. The study site reported 12 months of survival from the start of the treatment in the 1st patient (OS=12 months).We initially began developing MTX110 for DMG, the ultra-rare, highly aggressive and inoperable form of childhood brain cancer. In February 2024 we announced the results of a Phase I study conducted by Columbia University Irving Medical Center. As this was the first ever study of repeated infusions to the pons via an implanted CED catheter, the primary objective of the study was safety and tolerability and, accordingly, the number of infusions was limited to two, each of 48 hours, 7 days apart. Nine patients were treated in the study (30 µM group, n=3; 60 µM group, n=4; 90 µM group (optimal dose), n=2). One patient in the 60 µM group suffered a severe adverse event assessed by the investigators as not related to the study drug but related to the infusion and tumour anatomy. Although the study was not powered to reliably demonstrate efficacy, median overall survival ("OS") of patients in the study was 16.5 months. We are also evaluating the utility of MTX110 in medulloblastoma in a pilot study at the University of Texas.MTD217During the year we initiated a new preclinical programme, coded MTD217, to explore the simultaneous inhibition of two key metabolic pathways used by cancer cells to generate ATP. Blocking mitochondrial oxidative phosphorylation limits metabolic plasticity that enables cancer cells to adapt and survive. Our initial target for MTD217 is treatment of Leptomeningeal Disease, a lethal complication in which metastatic cancer cells invade the cerebrospinal fluid and central nervous system. In collaboration with a CRO, we developed a Leptomeningeal Disease in vivo model and are awaiting results.04Biodexa Pharmaceuticals PLC?Annual Report & Accounts 2023

FinancingsPrivate Placement, February 2023On 15 February 2023 we raised $6.0 million before expenses through a Private Placement in the US of 3,250,200 Ordinary Shares (8,125 ADSs) and 62,184,525 Pre-funded Warrants (155,461 ADSs). We also issued to investors Series A Warrants exercisable into 12,931,200 Ordinary Shares (32,327 ADSs) and Series B Warrants exercisable into 19,396,400 Ordinary Shares (48,491 ADSs). We also issued Series A Warrants exercisable into 625,000 Ordinary Shares (1,562 ADSs) to a former investor in return for a waiver from an obligation under a prior financing. All of the Series A and Series B Warrants have been exercised.Registered Direct Offering, May 2023On 26 May 2023 we raised $3.3 million before expenses via a Registered Direct Offering in the US of 110,679,610 Ordinary Shares (279,999 ADSs). We also issued to investors Series C Warrants exercisable into 166,017,700 Ordinary Shares (415,044 ADSs) and Series D Warrants exercisable into 110,679,610 Ordinary Shares (279,699 ADSs). All of the Series C Warrants have been exercised. None of the Series D Warrants, exercisable at $16.00 per ADS, have been exercised. The Series D Warrants may be exercised at any time until May 2028.Registered Offering, December 2023In connection with an Assignment and Exchange Agreement with Adhera Therapeutics, Inc and the in-license from Melior Pharmaceuticals I, Inc of tolimidone, on 21 December 2023 we raised $6.0 million in an F-1 offering in the US of 435,544,800 Ordinary Shares (1,088,887 ADSs) and 1,911,176 Pre-funded Warrants (764,470,400 Ordinary Shares). We also issued to investors Series E Warrants exercisable into 1,200,025,200 Ordinary Shares (3,000,063 ADSs) and Series F Warrants exercisable into 1,200,025,200 Ordinary Shares (3,000,063 ADSs). None of the Series E Warrants or the Series F Warrants have been exercised. The Series E Warrants and the Series F Warrants are exercisable at $2.20 per ADS and expire in December 2024 and December 2028, respectively. In addition, because the Adhera Secured Noteholders, as a group, subscribed for $4.0 million in total of Class A and Class B Units in the offering, we paid a further $0.4 million in cash to Adhera and issued a further $3.0 million of our ADSs, valued at the Class A Offering Price, to the Adhera Secured Noteholders. This resulted in the issue of 49,836,400 Ordinary Shares (328,000 ADSs) and 550,163,200 pre-funded warrant Ordinary Shares (1,375,408 pre-funded warrant ADSs).De-listing from AIMFollowing shareholder approval at a General meeting on 24 March 2023, the Company was de-listed from the AIM market with effect from 26 April 2023. The Board decided to recommend cancelling the Company's AIM listing for a number of reasons including: an increasingly smaller proportion of trading in the Ordinary Shares was conducted on AIM compared to NASDAQ ; improved liquidity through concentration of trading in the Company's securities on a single market; and, the cost, management time commitment and the burden of complying with the AIM Rules and maintaining a quotation on AIM is duplicative of that for complying with the NASDAQ rules. In addition, as was demonstrated with the in-licensing of tolimidone, we intend to seek opportunities to expand our pipeline through the acquisition and/or in-licensing of additional development programmes. Given our market capitalisation, most transactions are likely to be deemed reverse takeovers under AIM rules, requiring suspension and re-listing via a new Admission Document which is both time-consuming and costly.Change of nameOur intention is that re-positioning as a therapeutics company should represent a ?fresh start' for the Company. To reflect this change the Company's name was changed to Biodexa Pharmaceuticals PLC following a General Meeting on 24 March 2023.OutlookTaking into account the $15.3 million (gross) we raised in 2023, we have the resources to deliver two sets of preclinical data and three sets of clinical data in 2024. Our development pipeline now includes five programmes, of which four are at clinical stage. With the pipeline stronger than it has ever been, we are enthusiastic about the potential for our Company in 2024 and beyond.Strategic ReportGovernanceFinancial Statements05Biodexa Pharmaceuticals PLC?Annual Report & Accounts 2023

FINANCIAL REVIEW

Introduction

Biodexa Pharmaceuticals PLC (the "Company") was incorporated as a company on 12 September 2014 and is domiciled in England and Wales.

Financial analysis
Key performance indicators

	2023	2022	Change
Total gross revenue[1]	**£0.38m**	£0.70m	(46)%
R&D expenditure	**£4.07m**	£5.11m	(20)%
R&D as % of operating costs	**48%**	53%	n/a
Net cash inflow/(outflow) for the year	**£3.14m**	(£7.22m)	n/m

(1) Total gross revenue represents collaboration income.

Revenue

In the year ended 31 December 2023, Biodexa generated consolidated total gross revenue of £0.38 million (2022: £0.70 million), a decrease of 46% on the prior year, all of which arose from customer revenue as in 2022. Customer revenue was derived entirely from the Group's R&D collaboration agreements with Janssen in both years which has now ceased.

Research and development expenditure

Research and development costs were £4.07 million, a reduction of £1.04 million, or 20% on 2022 (2022: £5.11 million). The percentage of R&D costs as a percentage of operating costs also reduced to 48% from 53% in the prior year. The reduction in the year reflects the Directors' decision to reposition as a therapeutics company and to not expand our internal drug delivery platform, resulting in a reduction in pre-clinical expense of £0.87million. Personnel costs also reduced by £0.39 million as a result of the cost reduction programme in March 2023, where eight staff members were made redundant at a one-time cost of £105 thousand. Expenditure on the MTX110 clinical programme increased during the year by £0.41million offsetting in part the reduced expense on pre-clinical programmes and staffing.

Administrative costs

Administrative costs in the year reduced by £0.2 million to £4.34 million (2022: £4.54 million). During the year the Company expensed £1.31 million on legal and professional fees in connection with the successful financing transactions in the year, the acquisition of the tolimidone licence in December 2023 and aborted acquisitions, this compares to £1.36 million spent in 2022 on the aborted acquisition of Bioasis Technologies Inc ("Bioasis"). During the year the Company provided a loan to Adhera Therapeutics, Inc. ("Adhera") of £0.08million, which was forgiven on completion of the acquisition of the global rights to develop and commercialise tolimidone in the December 2023 transaction.

Staff costs

During the year, the average number of staff decreased to 21 (2022: 27), reflecting the cost reduction programme undertaken in March 2023. Total staff cost reduced 19% to £2.06 million (2022: £2.52 million).

Taxation

During 2023 and 2022 we recognised U.K research and development tax credits of £0.41million and £0.83million in respect of R&D expenditure incurred. The lower tax credit in the current year is due to the reduced R&D spend compared to 2022.

Capital expenditure

Purchase of tangible fixed assets in 2023 was £0.03 million (2022: £0.06 million) and related to investment in laboratory equipment. In addition, in December 2023, the Company purchased an intangible asset being the global rights to develop and commercialise tolimidone for total consideration of £2.94 million, this was satisfied £0.24 million in cash and £2.70 million by the issue of Ordinary Shares and pre-funded warrants.

06 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

Cash flowNet cash outflow from operating activities in 2023 was £6.83 million (2022: outflow £7.05 million) driven by a net loss of £7.08million (2022: loss £7.66 million) and after negative movements in working capital of £0.05million (2022: positive £0.52million), taxes received of £0.84 million (2022: £0.6 8 million), and other net negative adjustments for non-cash items totalling £0.54million (2022: negative £0.59 million). Investing activities outflow in 2023 of £0.27 million (2022: outflow of £0.22 million) included purchases of property, plant and equipment of £0.03 million (2022: £0.06million), purchase of tolimidone licence for total consideration of £2.94 million including cash of £0.24 million. These cash outflows are offset interest income from bank deposits of intangible asset £0.07 million (2022: £0.03million). Financing activities inflow in 2023 of £10.23million (2021: inflow of £0.05million) was driven by receipts from share issues of £10.43 million (2022: £0.24million). The other principal outflows related interest paid of £0.01million (2022: £0.02 million) and payments on lease liabilities of £0.19million (2022: £0.18million).As a result of the foregoing, net cash inflow for the year was £3.14 million (2022: outflow of £7.22 million). Share consolidation and ADS ratioAt a General Meeting on 24 March 2023, shareholders approved a consolidation of the Company's Ordinary Shares on a one for 20 basis. As a result the par value of the Ordinary Shares was changed from £0.001 per share to £0.02 per share. At the same time, the ratio of the Company's Ordinary Shares to ADSs was changed from each ADS representing 25 Ordinary Shares to each ADS representing five Ordinary Shares.At a General Meeting on 14 June 2023, shareholders approved the subdivision and redesignation of the Company's Issued Ordinary Shares of £0.02 each into to one Ordinary Share of £0.001 each and 19 ?B' Deferred Shares of £0.001 each. The ?B' Deferred Shares have limited rights and are effectively valueless. On 5 July 2023 the Company effected a change in the ratio of the Company's Ordinary Shares from each ADS representing five Ordinary Shares to each ADS representing 400 Ordinary Shares.Further details are disclosed within the Chairman's Introduction to Corporate Governance on page [16].Going concern ? material uncertaintyThe Group and Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December 2023, the Group incurred a consolidated loss for the year of £7.08 million and negative cash flows from operations of £6.83 million. As of 31 December, 2023, the Group had an accumulated deficit of £142.82 million.The Group's future viability is dependent on its ability to raise cash from financing activities to finance its development plans until milestones and/or royalties can be secured from partnering the Company's assets. The Group's failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.The Directors believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements. The Group's consolidated financial statements have therefore been presented on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business.As at 31 December 2023, the Group had cash and cash equivalents of £5.97 million. The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required before the fourth quarter of 2024 assuming, inter alia, that certain development programmes and other operating activities continue as currently planned. If the Company does not secure additional funding before the fourth quarter of 2024, it will no longer be a going concern and would likely be placed in Administration. Strategic ReportGovernanceFinancial Statements07Biodexa Pharmaceuticals PLC?Annual Report & Accounts 2023

FINANCIAL REVIEW continuedOur forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the timing of clinical trials. We have based this estimate on assumptions that may prove to be wrong, and we could utilise our available capital resources sooner than we currently expect. If we lack sufficient capital to expand our operations or otherwise capitalise on our business opportunities, our business, financial condition and results of operations could be materially adversely affected.If we raise additional funds through the issuance of debt securities or additional equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our Ordinary Shares (including the ADSs) and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.In the Directors' opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and Parent Company's ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realisable value and all liabilities would be accelerated to current liabilities.Macro-economic environmentThe invasion by the Russian Federation military in Ukraine in early 2022 and the recent Israeli/Palestinian conflict in the Middle East has had a destabilising impact on the global economy. Although there has been no immediate impact on the Group, it is not possible to assess the medium- and long-term impact of these conflicts on the Group and the global economy generally.Environmental matters, community, human rights issues and employeesAs at 31 December 2023, the Group had 16 employees, of whom 10 were routinely based at its offices in Cardiff. Accordingly the Company believes it has a relatively modest environmental impact. All materials imported into the Company's laboratories are assessed for safety purposes and appropriate handling and storage safeguards imposed as necessary. Any small quantities of hazardous materials are removed by licenced waste management contractors. A number of policies and procedures governing expectations of ethical standards and the treatment of employees and other stakeholders are set out in the Company's Employee Handbook. The Company has also established an anti-slavery policy pursuant to the Modern Slavery Act 2015.The Company strives to be an equal opportunity employer, irrespective of race or gender. At 31 December 2023, the number of male/female employees was 31%/69%, the number of male/female senior managers was 67%/33% and the number of male/female Directors was 80%/20%.Annual greenhouse gas emissionsWe measure our environmental performance by reporting our carbon footprint in terms of tonne CO2 equivalent. We report separately on our indirect emissions from consumption of electricity (Scope 2) and emissions consisting of employee travel in cars on Group business estimated on the basis of miles travelled (Scope 3). The Group have elected to monitor and report its energy efficiency using tonnes of CO2 per employee as an intensity ratio.08Biodexa Pharmaceuticals PLC?Annual Report & Accounts 2023

Strategic Report | Governance | Financial Statements

Methodology

In calculating the reported energy usage and equivalent greenhouse gas emissions the Group have referred to the HM Government Environment Reporting Guidelines and the GHG Reporting Protocol. A location-based allocation methodology was used to calculate electricity usage.

Tonnes CO_2e	2023	2022
Scope 2	18	15
Scope 3	3	3
Total	**21**	**18**
Intensity ratio (tonnes of CO_2 per employee)	**1.0**	**0.7**

The Group's electricity costs for 2023 were approximately £30,000 (2022: £23,000). The kWh usage in the year was 87,780 (2022: 78,017). The Group has no immediate plans to improve energy efficiency.

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 09

STAKEHOLDER ENGAGEMENT

Although since it de-listed from AIM the Company is no longer required to adopt the QCA Code, the Directors have determined the Company should continue to abide by the principles embodied in the QCA Code. In accordance with the QCA Code, as well as what is most likely to promote the success of the Group in the long term, the Board considers the interests of the Group's stakeholders in its decision making and understands the importance of taking into account their views and considers the impact of the Group's activities on the community, environment and its reputation.

Section 172 of the Companies Act 2006 statement	Our stakeholders	Material topics
Each Director of the Company is required to act in a way he/she considers, in good faith, would most likely promote the success of the Company for the benefit of its members as a whole. In this way, Section 172 requires a Director to have regard, amongst other matters, to the:	**Collaboration partners** As a small biotech company, we engage with, and rely on, collaboration with commercial partners and licensors to diligently progress our R&D programmes.	- Project management - Effective communication - Setting and management of expectations - Financial stability
- likely consequences of any decision in the long term; - interests of the Company's employees; - need to foster the Company's business relationships with suppliers, customers and others; - impact of the Company's operations on the community and the environment; - desirability of the Company maintaining a reputation for high standards of business conduct; and - need to act fairly as between members of the Company.	**Employees** We are privileged to have a committed team of skilled employees based at our facilities in Cardiff. We seek to maintain an environment which fosters innovation and allows our employees to thrive.	- Opportunities for career development - Freedom to experiment and innovate - Ownership of projects - Rewards and incentives - Company financial performance
In discharging its Section 172 responsibilities, the Board has considered the factors set out above and the views of key stakeholders. The Board acknowledges that some decisions will not necessarily result in a positive outcome for all stakeholders. However, by considering the Company's purpose, mission, values and commitment to responsible business together with its strategic priorities and having a process in place for decision making, the Board aims to ensure that its decisions are in the best interests of the business, taken as a whole.	**Shareholders** Listed on NASDAQ, we recognise the importance of our shareholders as providers of capital and feedback on strategy and governance.	- Operational and financial performance - Business strategy and model - Allocation of resources - Working capital
	Regulators We work in a highly regulated industry. Interactions with regulators on compliance and guidance on our clinical programmes is key to our success.	- Compliance with regulations - Transparency - Quality Assurance processes and procedures - Integrity of data - Advice on clinical development

10 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

How we engage2023 examplesWe are careful to align our expectations of collaboration partners through discreet work packages with well-defined deliverables. We schedule regular meetings with our partners to appraise them of progress and resolve issues.Following delivery of two exemplar Q-Sphera formulations, our collaboration with Janssen Pharmaceutica NV concluded with, we believe, the Company delivering on its commitments.We work closely, and satisfactorily, with Duke University and M D Anderson Baptist, our two clinical centres for our MAGIC-G1 study in rGBM.We have established a Joint Development Committee, including representation from Melior, licensor of tolimidone, to oversee development.Alongside intellectual property, our employees are the Group's key asset. We engage with our employees through regular project team meetings. We also hold plenary ?all hands' meetings for employees on an ad hoc basis. We have a formal annual appraisal process which facilitates two-way feedback for our employees and their line managers. We hold regular meetings with sub-groups of employees to encourage innovation, sharing of ideas and knowledge. These meetings are usually at a technical level.In addition, from time to time we hold ?all-hands' or ?Town Hall' meetings which include corporate updates, sharing of success stories and dissemination of corporate goals for the upcoming period. Staff members are encouraged to surface issues and raise questions of management at these meetings and generally appreciate the engagement.We strive to keep our shareholders informed through regulated contact. We offer conference calls and one-on-one meetings twice yearly to coincide with interim and year-end results. We report important events through press releases and 6-Ks, some of which are supplemented with webinars. One-on-one meetings provide opportunities for shareholders to share their views.The Board considered the views of shareholders in the context of the change of strategic direction from a drug delivery company to a therapeutics company. The change included a change of name and, more contentiously, a de-listing from AIM.In addition, the Board had to balance the anticipated benefits from in-licensing a Phase II ready asset tolimidone and attendant equity financing with the significant dilution for existing investors.We maintain a Quality Management System including a comprehensive suite of Standard Operating Procedures designed to ensure compliance with Good Laboratory Practice and Good Clinical Practice. We seek the advice of UK/European and US regulators in the design of clinical trials before their initiation.We have established Scientific Advisory Boards, comprising Key Opinion Leaders, to advise the Company on its primary development programmes.Strategic ReportGovernanceFinancial Statements11Biodexa Pharmaceuticals PLC?Annual Report & Accounts 2023

RISK MANAGEMENT

Identification, assessment and mitigation of risk is key function of the Board

The Group has formal procedures to monitor and manage risk. The risks are classified into two categories: scientific and financial. The risks outlined below are presented in order of their relative significance.

Principal risks and uncertainties

The Directors consider the principal risks facing the business to be as follows:

Regulation

Biodexa operates in a highly regulated sector.

Government authorities in the United Kingdom, United States and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, distribution, sale, marketing, post-approval monitoring and reporting of pharmaceutical products. The processes for obtaining regulatory approvals, along with subsequent compliance with applicable statutes and regulations require the expenditure of substantial time and financial resources.

The Company's strategy is to advance its clinical-stage assets through the clinic, generating proof-of-concept clinical data.

Accordingly, the successful development, manufacture and commercialisation of its products will be dependent upon the expertise and compliance of its licensee partners with regulations. These include current Good Clinical Practice ("GCP") and current Good Manufacturing Practice ("GMP").

Waste solutions and products are suitably disposed of under contract with a licenced provider for this purpose. Prior to disposal, hazardous waste materials are stored under appropriate conditions. Solvents and other inflammable reagents are stored in appropriate fire containment storage cabinets.

Competition and technological advances

With regard to tolimidone and MTX110, the Group's clinical-stage assets, there are a number of companies researching potential solutions for rare and orphan brain cancers including GBM and DMG. Some of the competitors' programmes are more clinically advanced than Biodexa's. There are fewer companies working in T1D, although some are larger with greater resources than Biodexa.

Commercial success of Biodexa's portfolio of development product candidates depends in part on the market's acceptance of these products and technologies. There can be no guarantee that this acceptance will be forthcoming or that Biodexa's technologies will succeed as an alternative to competing products. Furthermore, demand for Biodexa's products may decrease if competitor products are introduced with perceived advantages over Biodexa's product candidates.

The speed and nature of technological change means that medicinal science is always evolving and new competition and alternatives are always a possibility. As a result of the combination of its platform technologies, intellectual property and proprietary know-how, the Group has a protected position in the sustained release, solubility enhancement and nanoparticle spaces which offer the potential for highly differentiated drugs serving high unmet needs, such as orphan oncology, to be rapidly and independently manufactured and scaled.

Clinical development and regulatory risk

There can be no guarantee that any of the Group's products will obtain or maintain the necessary regulatory approvals in any or all of the territories in respect of which applications for such approvals are made. Where regulatory approvals are obtained, there can be no guarantee that the conditions attached to such approvals will not be considered too onerous by the Group or its distribution partners in order to be able to market its products effectively. The Group seeks to reduce this risk by developing products using safe, well-characterised active compounds, by seeking advice from regulatory advisers, consulting with regulatory approval bodies and by working with experienced distribution partners.

Financial risk management objectives and policies

The Group is exposed to a variety of financial risks which result from both its operating and investing activities. The Board is responsible for coordinating the Group's risk management and focuses on actively securing the Group's short-to-medium term cash flows.

12 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

Strategic Report Governance Financial Statements

Funding risk
The Group continues to incur substantial operating expenses. The IPO in December 2014 and subsequent 11 fundraises, allowed the Group to advance the development pipeline products towards future value inflection points. However, until the Group generates positive net cash inflows from the out-licence or commercialisation of its development products it is expected to have to seek additional funding, whether through the injection of further equity capital from share issues, grants or debt finance. The Group may not be able to generate positive net cash inflows in the future or be able to attract such additional funding as may be required, either at all, or on suitable terms. In such circumstances the development programmes may be delayed or cancelled and business operations cut back.

The Group seeks to reduce this risk by keeping a tight control on expenditure, avoiding long-term supplier contracts (other than for clinical trials), prioritising development spend on products closest to potential revenue generation, obtaining government grants (where possible), maintaining a focused portfolio of products under development and by keeping shareholders informed of progress.

Finance risk
The Group enters into very few transactions involving significant complexity, potential material financial exposure or atypical risk. The Group does not actively engage in the trading of financial assets and has no financial derivatives other than equity settled derivative financial liabilities as set out in note 18. The Group currently has no customers and therefore is not exposed to credit risk. The Group does retain some cash balances in US Dollars from its US Dollar denominated equity raises to reduce the foreign exchange exposure on US$ denominated suppliers related to its NASDAQ listing and US based clinical studies. To the extent other assets and/or consumables are purchased in foreign currencies, the requisite currency is purchased immediately upon invoice. The Group considers the major finance risk to be funding risk as described below.

Political landscape and external risk
From a regulatory perspective, a basic requirement of EU law relating to the grant of a marketing authorisation for a medicinal product in the EU is that the applicant is established in the EU. The scope of a marketing authorisation for a medicinal product granted by the European Commission pursuant to the centralised procedure might not, in the future, include the UK. In these circumstances, an authorisation granted by competent UK authorities would be required to place medicinal products on the UK market.

As noted above, the invasion by the Russian Federation military in early 2022 in Ukraine and the recent Israeli/Palestinian conflict in the Middle East have had a destabilising impact on the global economy. Although there has been no immediate impact on the Group, it is not possible to assess the medium- and long-term impact of the conflict on the Group and the global economy generally.

This Strategic Report was approved by the Board on 18 April 2024 and signed on its behalf.

Stephen Stamp
Chief Executive Officer, Chief Financial Officer
18 April 2024

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 13

BOARD OF DIRECTORS

We seek to combine complementary skills and backgrounds but with experience of small cap biotech/pharma.

As at 31 December 2023, the Board consisted of one Executive Director and four Non-executive Directors. Biographies of the current Directors are set out below.

The Directors believe that the combined functional and industry expertise of Board members provides Biodexa Pharmaceuticals PLC with a strong platform to lead the business.

Executive

Stephen Stamp

Chief Executive Officer, Chief Financial Officer (62)

Mr Stamp is an experienced public company CFO and has held senior positions in a number of healthcare companies in the UK and the US including CFO of Shire plc, Chief Operating Officer of Xanodyne Pharmaceuticals Inc., CFO of Assurex Health, Inc and CFO and latterly CEO, of Ergomed plc. He has also been CFO of Regus plc (now IWG plc) and EZCORP Inc. Mr Stamp also has considerable M&A experience, having worked for Lazard in London.

He is a Chartered Accountant and qualified with KPMG and has a BA(Econ) from the University of Manchester.

Non-executive

Stephen Parker

Non-executive Chairman (65)

Dr Parker has over 30 years' experience in leadership roles both in the healthcare industry and in advisory roles. Currently, he is Chairman of Sareum Holdings plc (AIM: SAR) and Drishti Discoveries Ltd., a Non-executive Director of MGC Pharmaceuticals Ltd (ASX, LSE: MXC) and an Executive Director of sp2 Consulting Limited. Previously, Dr Parker held a number of executive and board positions at various public and private biotech companies and senior roles at leading investment banks. Dr Parker has an MBA from City University and a D.Phil. in biochemistry from Oxford University.

Sijmen de Vries

Non-executive Director (64)

Dr de Vries has extensive senior level experience in both the pharmaceutical and biotechnology industry. He is currently CEO of Pharming Group N.V., the Euronext-listed pharmaceutical company. Dr de Vries was previously CEO of both Switzerland-based 4-Antibody and Morphochem AG, and prior to this he worked at Novartis Pharma, Novartis Ophthalmics and at SmithKline Beecham Pharmaceuticals Plc, where he held senior business and commercial positions. Dr de Vries holds an MD degree from the University of Amsterdam and an MBA in General Management from Ashridge Management College (UK).

Ann Merchant

Non-executive Director (59)

Ms Merchant has served as Vice President for MorphoSys since 2018, and currently is Head of Global Supply Chain and External Operations. Prior to joining MorphoSys, from September 2011 to August 2018, Ms. Merchant served as the President of Schreiner Medipharm. Between 1994 and 2011, Ms. Merchant held various roles at Amgen in Europe and the US, including Vice President, Head of International Supply Chain and Site Head between 2007 and 2011.

Simon Turton

Senior Independent Non-executive Director (57)

Dr Turton previously headed Warburg Pincus' healthcare investing activities in Europe and was a principal at Index Ventures in Geneva. He has over 10 years of experience investing in biopharma companies following a ten-year career in the international pharmaceutical industry incorporating roles in research, business development and general management. Dr Turton has an MBA from INSEAD and a Ph.D. in pharmacy from the University of London. He has been a board director of private and public biomedical companies: Archimedes Pharma, Eurand, ProStrakan and Tornier. Dr Turton was most recently Chairman of Q Chip prior to its acquisition by the Group. He is currently CEO of Gensmile, a new dental corporate building a group of dental clinics in the UK.

14 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

Strategic Report | Governance | Financial Statements

LEADERSHIP TEAM

Experienced team, focused on execution.

Biodexa operates a flat organisation structure with short lines of communication for rapid problem solving and execution. The multi-disciplinary leadership team is drawn from diverse backgrounds and diversity of thought is encouraged and rewarded.

Dmitry Zamoryakhin MD

Chief Scientific Officer, Chief Medical Officer

Dmitry has broad experience across all phases of the development of drugs and medical devices. Prior to joining Biodexa, he was Chief Medical Officer at Oxford Biomedica plc, having previously held positions of increasing responsibility at Grunenthal GmbH, Daiichi Sankyo Company Ltd, Ono Pharmaceutical Co. Ltd and GlaxoSmithKline plc. He qualified as a Doctor of Medicine at Perm State Medical Academy, Russian Federation before earning a diploma in Pharmaceutical Medicine at PHARMED, Université Libre de Bruxelles and an MBA at Warwick Business School.

Steve Ellul

Chief Business Officer

Steve has over 30 years in commercially focused roles across multiple sectors of the pharmaceutical industry. Before joining Biodexa, Steve has led commercial teams at drug delivery organisations including Eurand and Bespak and held senior commercial roles at Theravance Biopharma, Shire and Elan. Steve studied Chemistry at the University of Wales, Cardiff.

Daniel Palmer PhD

Vice President, Technology

Dan has 17 years' experience in the biotech sector with particular focus on drug delivery and nanotechnologies for oncology. He has managed interdisciplinary R&D programmes across biology, chemistry and engineering. As well as leading Biodexa Pharma's exploratory oncology R&D, Dan is responsible for management of Biodexa Pharma's intellectual property portfolio. Dan holds a PhD in Chemistry, an MBA from Imperial College Business School and is a Fellow of the Royal Society of Chemistry.

Fiona Sharp

Group Controller

Fiona is a qualified accountant and has held senior positions within the PR and advertising industry, including Group Finance Director of Chime Communications Group. Fiona is a Fellow of the Chartered Association of Certified Accountants.

Nicola Tuckwell

Vice President, Head of Clinical Operations

Nicola has over 30 years' global clinical development experience covering all phases in a broad range of therapeutic areas, as well as more specialist cell and gene therapies and medical device development. Prior to joining Biodexa Pharmaceuticals, she has held senior positions in companies such as Oxford Biomedica, Takeda, Ark Therapeutics, Silence Therapeutics (formerly SR Pharma) and Cephalon. Nicola studied Biochemistry and holds a MSc in Pharmacology.

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 15

CHAIRMAN'S INTRODUCTION TO CORPORATE GOVERNANCEI am pleased to present the Company's Corporate Governance Report for the year ended 31 December 2023.This last year was another difficult year for Biodexa. Beginning with the voting down of the proposed merger with Bioasis Technologies Inc and $10 million financing and knowing the Company's cash runway would run out in the first quarter of 2023, the Board had to act quickly and decisively. Faced with the real possibility of Administration, the Company raised $6.0 million via a non-pre-emptive ?cash box' structure and on materially worse terms than the $10.0 million financing previously contemplated.One of the more difficult decisions taken by the Board was to de-list the Company's Ordinary Shares from the AIM market. The Board concluded that AIM's rules which, in the case of reverse takeovers, require a company to effectively re-list and publish an Admission document were likely to prove too restrictive for future potential transactions.The weeks leading up to the proposed acquisition of Bioasis, followed by the adverse vote at the General Meeting on 23 January 2023 and the subsequent General Meeting on 24 March 2023, were periods of intense activity for the Board as every possible course of action was examined and decisions discussed with, and vetted by, advisers. In the 13 weeks from announcement of the proposed acquisition of Bioasis until posting of the Notice of General Meeting on 6 March 2023 there were 12 Board meetings. In total, there were 21 Board meetings in 2023.As the Board of a NASDAQ listed company we are committed to ensuring the Biodexa Group is managed in accordance with best practice and, through its Committees, the Board plays a key role in providing the necessary framework, challenge and support to the business and the executives by ensuring that a culture of good governance exists throughout the Biodexa Group.As Chairman, my role is to ensure that the Board operates in an open and transparent environment, allowing the Non-executive Directors an opportunity to critically assess, challenge and support the CEO and senior management team.QCA CodeWhile the Company is no longer required to comply with the QCA Code as the Company is no longer listed on AIM, the Company has voluntarily continued to comply, where applicable, through the reporting period. The QCA Code is a practical, outcome-oriented approach to corporate governance that is tailored for small and mid-size quoted companies in the UK. The Board views this as an appropriate corporate governance framework for Biodexa Pharmaceuticals PLC and consideration has been given to the ten principles set out in the QCA Code. Board of DirectorsThe Board's role is to establish the vision and strategy for the Biodexa Group and is responsible for the long-term success of the Company. The Board is responsible to the Company's shareholders with its main objective being to increase the sustainable value of assets and long-term viability of the Company. The Board reviews business opportunities and determines the risks and control framework. It also makes decisions on budgets, strategy and major capital expenditure. The day-to-day management of the business is delegated to the CEO and senior management team. The Board of Directors have decided that the roles of CEO and CFO can continue to be successfully combined.As at 31 December 2023, the Board comprised five Directors, four of whom were Non-executive Directors and the CEO, the only Executive Director. In line with most NASDAQ listed companies and in an effort to further align Non-executives Directors with shareholders, the Remuneration Committee recommended that Non-executive Directors be granted options over Ordinary Shares in the Company. Options were granted to Non-executive Directors in January 2024.The Group regards all the Non-executive Directors as independent. 16Biodexa Pharmaceuticals PLC?Annual Report & Accounts 2023

Relationship with NASDAQThe Company's shares are listed on the NASDAQ market in the form of American Depositary Shares ("ADS"). The Company's status as a Foreign Private Issuer means that we are permitted to follow English corporate law and the Companies Act 2006 with regard to certain aspects of corporate governance; such practices differ in significant respects from the corporate governance requirements applicable to US companies on NASDAQ.Following receipt of notification from NASDAQ on 31 January 2023 that the Company was not in compliance with the $1.00 minimum bid price requirement under NASDAQ rules for continued listing, the Company consolidated its Ordinary Shares on a one for 20 basis along with a change in ADS ratio from one ADS representing 25 Ordinary Shares to the new ratio of one ADS representing five Ordinary Shares with effect from 27 March 2023. On 14 June 2023, the Company received a second notification from NASDAQ that, since the Company's bid price was below $0.10, the Company would be de-listed from NASDAQ. The Company requested a hearing with NASDAQ and, in the meantime, changed the ADS ratio from one ADS representing five Ordinary Shares to the current ratio of one ADS representing 400 Ordinary Shares. On 20 July 2023, NASDAQ confirmed that the Company had regained compliance with NASDAQ listing rules, noting that, should the Company fail to be compliant within the following 12 months, NASDAQ will issue a de-list notice and there will be no grace period although the Company may again request a hearing.Board and Committee meetingsThe Board and its Committees meet regularly to consider strategy, performance and the framework of internal controls. To enable the Board and/or its Committees to discharge its duties, all Directors receive appropriate and timely information. Briefing papers are distributed to all Directors in advance of Board meetings. The Company has established Audit, Remuneration and Nomination Committees of the Board, with formally delegated duties and responsibilities.The Audit CommitteeThe Audit Committee assists the Board in discharging its responsibilities with regard to financial reporting, the external audit and internal controls. This includes reviewing and monitoring the integrity of the Group's annual and interim financial statements, advising on the appointment of external auditors, reviewing and monitoring the extent of any non-audit work undertaken by external auditors, overseeing the Group's relationship with its external auditors, reviewing the effectiveness of the external audit process and reviewing the effectiveness of the Group's internal control review function. The ultimate responsibility for reviewing and approving the Annual Report and accounts and the half-yearly reports remains with the Board.The Audit Committee is chaired by Simon Turton who is considered to have relevant financial experience, and during 2023 its other members were Sijmen de Vries and Stephen Parker. With effect from 22 January 2024, Ann Merchant replaced Sijmen de Vries on the Audit Committee. During 2023, the Audit Committee met four times. The principal items considered by the Audit Committee included going concern and the completeness and accuracy of the Company's financial disclosures in its 2022 Annual Report, 2022 20-F and 2023 interim report.The Report of the Audit Committee for the year ended 31 December 2023 can be found on pages 20 to 21.The Remuneration CommitteeThe Remuneration Committee assists the Board in carrying out its responsibilities in relation to remuneration, including making recommendations to the Board on the Group's policy on executive remuneration, setting the over-arching principles, parameters and governance framework of the Group's remuneration policy and determining the individual remuneration and benefits package of each of the senior executives, including any payment of a discretionary bonus and the award of all share options. The Remuneration Committee ensures compliance with the principles of the QCA Code in relation to remuneration wherever possible.The Remuneration Committee is chaired by Sijmen de Vries, and during 2023 its other members were Simon Turton and Stephen Parker. With effect from 22 January 2024, Ann Merchant replaced Stephen Parker on the Remuneration Committee. During 2023, the Remuneration Committee met three times. The principal items considered by the Remuneration Committee included approving pay increases, corporate bonus payouts for 2022 and setting corporate bonus objectives for 2023.The report of the Remuneration Committee for the year ended 31 December 2023 can be found on pages 22 to 29.Strategic ReportGovernanceFinancial Statements17Biodexa Pharmaceuticals PLC?Annual Report & Accounts 2023

The Nomination CommitteeThe Nomination Committee assists the Board in discharging its responsibilities relating to the composition and make-up of the Board and any committees of the Board. It is responsible for periodically reviewing the Board's structure and identifying potential candidates to be appointed as Directors or committee members as the need may arise. The Nomination Committee is responsible for evaluating the balance of skills, knowledge and experience and the size, structure and composition of the Board and committees of the Board, retirements and appointments of additional and replacement Directors and committee members and will make appropriate recommendations to the Board on such matters.During 2023 the Nomination Committee was chaired by me and its other members were all members of the Board. With effect from 22 January 2024, the Nomination Committee members are myself as Chairman and Simon Turton and Sijmen de Vries.The Nominations Committee met once in 2023 and considered the appointment of Ann Merchant as Non-executive Director.Going concernAs disclosed in the Strategic Report on pages 1 to 13 the Group financial statements have been prepared on the going concern basis. The Directors have prepared cash flow forecasts and considered the cash flow requirement for the next three years, including the period twelve months from the date of the approval of the financial statements. These forecasts show that further financing will be required during the course of the next 12 months, assuming, inter alia, that certain development programmes and other operating activities continue as currently planned. This requirement for additional financing represents a material uncertainty that may cast significant doubt over our ability to continue as a going concern. The Directors have a reasonable expectation based on previous fundraisings that the Group can access adequate resources to continue in operational existence for the foreseeable future and therefore the Directors, after considering the uncertainties, consider it is appropriate to continue to adopt the going concern basis in preparing the financial statements.Relationship with shareholdersThe Directors seek to build and maintain a mutual understanding of objectives between the Company and its shareholders. The Company reports formally to shareholders in its Annual Report and Interim Statements setting out details of the Group's activities. In addition, the Company has kept shareholders informed of events and progress through the issue of regulatory news in accordance the Foreign Private Issuer reporting requirements as set out in Rules 13a-16 or 15d-16 of the United States Securities Exchange Act of 1934. There is regular dialogue with financial stakeholders with the intention of providing transparent communication. The Chief Executive/Chief Financial Officer meets with institutional shareholders following interim and final results, The Chairman also makes himself available to liaise with shareholders as necessary. The Company also maintains investor relations pages and other information regarding the business, the Group's products and activities on its website at www.biodexapharma.com.SuppliersWe aim to work collaboratively with our suppliers to build long-term, mutually beneficial relationships. The Group is committed to eliminating unlawful discrimination and to promoting equality and diversity in its professional dealings with suppliers and other third parties. The Group endeavours to enter into clear and fair contracts with its suppliers.EmployeesOur people are the foundation of our business and imperative to its success. The Group promotes a positive working environment for all employees with rigorous policies and procedures that protect, develop and satisfy our existing and future employees. CHAIRMAN'S INTRODUCTION TO CORPORATE GOVERNANCE continued18Biodexa Pharmaceuticals PLC?Annual Report & Accounts 2023

Strategic Report | Governance | Financial Statements

Community
The Group seeks to support as many interactions with the research and development community as possible through regular meetings and continuous collaborations.

Health, safety and environment
The Directors are committed to ensuring the highest standards of health and safety, both for their employees and for the communities within which the Group operates. The Directors are committed to minimising the impact of the Group's operations on the environment. During 2023, the Group set up a Green Initiative with the aim of improving sustainability at the headquarters and laboratory in Cardiff.

The Annual Report is made available to shareholders at least 21 days before the Annual General Meeting ("AGM") along with notice of the AGM. Directors are required to attend the AGM, unless unable to do so for personal reasons or due to pressing commercial commitments, and shareholders are given the opportunity to vote on each separate resolution proposed at the AGM. The Company counts all proxy votes and will indicate the level of proxies lodged for each resolution after it has first been dealt with by a show of hands.

Lastly, I would like to add my thanks to all stakeholders including our shareholders, fellow Directors, employees and partners for their support during 2023.

Stephen Parker
Chairman
18 April 2024

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 19

On behalf of the Board, I am pleased to present the report of the Audit Committee for the year ended 31 December 2023. The Committee monitors and reviews all aspects of the Group's financial reporting, risk management procedures and internal controls on behalf of the Board.The following report provides an overview of the work undertaken by the Committee during the year. The most significant topic considered by the Committee during the year was going concern. The Committee also reviewed the principal risk and mitigation disclosures which are set out on pages 12 to 13.The Audit CommitteeThe Committee, which reports to the Board, is responsible for overseeing the Group's financial reporting process as well as monitoring the effectiveness of internal control, risk management and conduct of the external audit. It also monitors the independence of the external auditors and the provision of non-audit services, if any. The Audit Committee is chaired by Simon Turton who is considered to have significant, recent and relevant financial experience, and its other members are Sijmen de Vries and Stephen Parker.The Committee's meetings are also attended (by invitation) by the Chief Financial Officer, Group Financial Controller and senior representatives of the external auditor. External AuditorThe Committee oversees the relationship with the External Auditor and is responsible for developing and monitoring the Group's policy on external audit and for monitoring the External Auditor's independence. The External Auditor has direct access to the Committee Chairman should they wish to raise any matters outside of formal Committee meetings.The Committee monitors the External Auditor's effectiveness on an ongoing basis, taking into account the views of management. The Committee is satisfied that Mazars remains independent and objective and that the Group is receiving a robust audit. Non-audit servicesDuring the year, fees in respect of non-audit services provided by Mazars were £131,000 (2022: £70,000) in connection with the auditor responsibilities in respect of regulatory filings.The total fees charged by Mazars in the year are shown in note 4.Internal auditThe annual review of internal control and financial reporting procedures did not highlight any issues warranting the introduction of an internal audit function. It was concluded, given the current size and transparency of the operations of the Group and the robustness of the Group's accounting and business management systems, that an internal audit function was not required, however this remains a matter for ongoing review.Risk management and internal controlsThe Board has collective responsibility for risk management and is assisted by the Audit Committee in monitoring the principal risks and uncertainties faced by the Group, including those specific to the pharmaceutical sector, as well as other micro and macroeconomic factors. The Board also considers risks specific to the Group such as those relating to progress of the R&D programmes.The Board is responsible for reviewing and maintaining the Group's system of internal control and for monitoring its effectiveness. The system of internal control is designed to manage, rather than eliminate, the risk of failure of the achievement of business objectives and can only provide reasonable but not absolute assurance against material misstatement or loss. The Audit Committee continues to monitor and review the effectiveness of the system of internal control and report to the Board when appropriate with recommendations. As of the date of this report, The Audit Committee has not identified any weaknesses in the risk management and internal control systems of the Company.AUDIT COMMITTEE REPORT20Biodexa Pharmaceuticals PLC?Annual Report & Accounts 2023

Strategic Report | Governance | Financial Statements

The main features of the internal control system are outlined below:

- The Group uses SAP Business One accounting and business management software that supports a comprehensive and auditable purchasing control and approvals process. This is supplemented by the close management of the business by the Executive Directors and Senior Management Team. The Group has a defined organisational structure with delineated responsibilities and approval limits.
- The Board and Committees of the Board have schedules of matters expressly reserved for their consideration. Matters reserved for the Board include acquisitions and disposals, major capital projects, treasury and risk management policies and approval of budgets.
- The Group utilises a detailed budgeting and forecasting process. Detailed budgets are prepared annually by the senior management team before submission to the Board for approval. Budgets are updated to reflect significant, known changes in the business. Actual results, the cash position and future cash flow projections are all monitored against annual budgets in detail on a monthly basis, with variances highlighted to the Board and investigated.

Financial risks are identified and evaluated for each major transaction for consideration by the Board and senior management.

- Standard financial control procedures are operated throughout the Group to ensure that the assets of the Group are safeguarded and that proper accounting records are maintained.
- A risk review process has been developed whereby the Chief Financial Officer presents a report to the Board each year on the key business risks.

Simon Turton
Chairman of the Audit Committee
18 April 2024

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 21

DIRECTORS' REMUNERATION REPORT

On behalf of the Board, I am pleased to present the report of the Remuneration Committee for the year ended 31 December 2023, which sets out the remuneration policy for the Directors and the amounts earned during the year.

The Remuneration Committee

The Remuneration Committee assists the Board in carrying out its responsibilities in relation to remuneration, including making recommendations to the Board on the Group's policy on executive remuneration, setting the over-arching principles, parameters and governance framework of the Group's remuneration policy and determining the individual remuneration and benefits package of the Executive Director.

The Remuneration Committee is chaired by Sijmen de Vries, and its other members were Simon Turton and Stephen Parker.

Policy on Executive Directors' remuneration

Executive remuneration packages are designed to attract and retain executives of the necessary skill and calibre to run the Group, with reference to benchmarking comparable groups. The Remuneration Committee recommends remuneration packages to the Board by reference to individual performance. It also uses the knowledge and experience of the Committee members, published surveys relating to publicly traded companies and the pharmaceutical industry, as well as advice and external benchmarking from a UK remuneration specialist company and market changes generally. The Remuneration Committee has responsibility for recommending any long-term incentive schemes.

The Board determines whether Executive Directors are permitted to serve in roles with other companies. Such permission is only granted where a role is on a strictly limited basis, where there are no conflicts of interest or competing activities and providing there is no adverse impact on the commitments required to the Group. Earnings from such roles are not disclosed to the Group.

There are five main components of the remuneration package for the Executive Director:

Component	Purpose/link to strategy	Operation	Maximum	Performance framework
Base salary	To provide a competitive component of fixed remuneration to attract and retain executives of the required calibre and experience.	Base salaries are set by the Committee taking into account relevant factors such as the scope and responsibilities of the role. Salaries are normally reviewed annually and any adjustments become effective 1 April following the appraisal process.	There is no prescribed maximum salary. Salary increases are viewed in the context of lower and median quartile salaries of executives in the biotech sector as reported by The UK Bioindustry Survey.	While there are no performance targets attached to base salary, performance is a factor considered in the annual salary review process.
Benefits	To provide a competitive benefits package.	Benefits are currently limited to healthcare and death in service life cover.	Healthcare benefits are Group-wide BUPA plan and life cover is three times salary.	N/A
Pension	To provide retirement benefits in line with Group policy.	Provided through defined contribution schemes.	Pension contributions range from 6% of salary to 10% of salary for the Executive Director.	N/A
Annual bonus	To incentivise and reward annual performance and create further alignment with shareholders.	Provides an opportunity for additional cash reward (up to a specified percentage of salary) based on annual performance targets set and assessed by the Committee. The bonus year runs from 1 January to 31 December and is time apportioned for employees joining mid year.	The maximum may vary year to year. In 2023 the maximum was 150% of bonus entitlement (2022: 150%).	Performance metrics are selected annually based on current business objectives. Typically, objectives include a mix of financial/liquidity objectives, R&D milestone objectives and business development objectives.
Share options	To motivate and provide medium- / long-term incentives and rewards and align executive's interests with shareholders.	Awards are normally made annually, after publication of the Company's Annual Report. Awards may also be made upon a new executive joining the Group. The exercise price of all granted options is the mid-market closing price the business day before the day of grant.	The normal limit is set by HMRC at £250,000, measured as market price at time of grant.	Awards may or may not have performance conditions attached to them. Historically, performance conditions have included share price appreciation and fundraising targets. More generally, share options vest 25% after one year and then equally over the following 12 quarters.

22 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

Strategic Report | Governance | Financial Statements

The pay and employment conditions of non-Director employees were not taken into account in setting the components of the Executive Director's remuneration. Accordingly, non-Director employees were not consulted.

Shareholder views on remuneration

A resolution was passed at the 2022 AGM by shareholders approving the Company's remuneration policy with voting as follows: For: 12,433,235; Against: 8,559,137; Abstain: 270,589. This will next be brought before the shareholders at the 2025 AGM in line with the requirements of The Companies (Directors' Remuneration Policy and Directors' Remuneration Report) Regulations 2019. Other than by way of voting at the AGM, no views on Directors' remuneration have been expressed by shareholders.

Approach to recruitment remuneration

Since IPO in December 2014, the Company has promoted one executive to the Board (Dr Cook) and recruited one Executive Director (Mr Stamp) to the Board. In determining appropriate remuneration packages, including salary, bonus and initial share option grant for prospective Executive Directors, the Remuneration Committee takes into consideration the experience and skills of the candidate, the remuneration packages of peers in the small cap biotech sector, the recommendations of the recruitment consultant (if any) and the internal salary structure of the Company. Should it become necessary, the Remuneration Committee would consider the payment of a bonus on joining the Company to offset benefits foregone such as a loyalty bonus from a Director's previous employer.

Remuneration of the Executive Director

Minimum and maximum remuneration of the Executive Director

The minimum and maximum remuneration of Mr Stamp, the sole Executive Director, for 2023 is illustrated in the following chart:


400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
113,850
249,991
249,991
Minimum
Maximum
Base salary
Bonus

The only variable component of Mr Stamp's remuneration is annual bonus which for 2023 was a minimum of zero and a maximum of 33% of salary with a 150% multiple applied if all objectives were met, being £113,850.

No share options were granted to Mr Stamp during 2023.

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 23

DIRECTORS' REMUNERATION REPORT continued

Chief Executive remuneration since IPO in December 2014

The following table illustrates the remuneration of the CEO since IPO in December 2014:

	2015	2016	2017	2018	2019	2020	2021	2022	**2023**
Stephen Stamp[1]									
Total Remuneration (£)						149,302	233,867	237,897	**252,003**
Bonus – % of maximum						0%	60%	0%	**0%**
Options – % of maximum						24%	56%	-	**-**
Craig Cook[2]									
Total Remuneration (£)				158,772	357,521	137,480			
Bonus – % of maximum				0%	75%	0%			
Options – % of maximum				-	53%	96%			
Jim Phillips[3]									
Total Remuneration (£)	377,289	476,000	309,157	213,282					
Bonus – % of maximum	85%	60%	0%	0%					
Options – % of maximum	-	505%	71%	-					

(1) Mr Stamp was appointed CEO on 1 April 2020.
(2) Dr Cook was appointed CEO on 1 June 2018 and resigned on 31 March 2020.
(3) Dr Phillips was appointed CEO on 2 December 2014 and resigned on 31 May 2018.

Base salary of the Executive Director

The annual salary of the Executive Director as of 1 January 2024 compared with 1 January 2023 was as follows:

	Effective 1 January 2024*	Effective 1 January 2023*	Percentage increase
Stephen Stamp, CEO, CFO	**249,991**	249,991	0%

By mutual agreement, from August 2021, the Company ceased making contributions into Mr Stamp's personal pension plan. Amounts equal to his contractual entitlement to pension contributions of 10% of salary have been commuted to salary. The commuted pension contribution is not eligible for calculation of bonus payments.

*The annual salary stated above includes commuted pension contributions of £19,991.

Annual bonus of the Executive Director

Mr Stamp, by the terms of his service contract, is entitled to a discretionary bonus of up to 33% of salary. Mr Stamp's annual bonus for 2023 was based on a series of objectives set by the Remuneration Committee in March 2023 as follows:

	Min	Max	
1. 15 months cash runway at 31.12.23	10%	20%	+1% for each month
2. MTX110 positive PFS data	10%	25%	Discretionary, based on data
3. Q-Sphera or GNP licence	0%	40%	20% for each
4. Technology, feasibility collaborations	0%	15%	5% for each
5. Transformational transaction	0%	50%	Discretionary, based on terms
	20%	**150%**	

The bonus objectives for 2023 were selected by the Remuneration Committee because they believed the objectives reflected the priorities of the Company at the time. The priorities included maintenance of liquidity and validation of the Company's technologies through licensing and R&D collaborations.

The Remuneration Committee concluded that none of the 2023 bonus objectives have been met and accordingly the bonus payable to Mr Stamp for 2023 was £nil (2022: £nil).

24 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

Strategic Report | Governance | Financial Statements

In September 2023 the Board adopted a clawback policy that allows the Company to recoup certain incentive based remuneration awarded upon the attainment of any financial reporting measures from current and former executive Directors in the event of an accounting restatement resulting from material non-compliance with financial reporting requirements under the U.S federal securities law. The policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended and final rules and amendments adopted by the Securities and Exchange Commission to implement the aforementioned legislation.

From 2023, bonuses for executives and all staff are based on the achievement of corporate bonus objectives.

Relative importance of spend on pay

The total amount paid by the Group in remuneration to all employees is as follows:

	2023 £'000	2022 £'000	2021 £'000
Remuneration (as disclosed in note 5)	**2,055**	2,523	1,666
Research and development expenditure (excluding remuneration and non-cash costs)	**2,531**	3,104	3,171

No dividends to shareholders have yet been paid.

The Remuneration Committee have set the following corporate bonus objectives for 2024:

	Min	Max
1. 15 months cash runway at 31 December 2024	10%	20%
2. MTX110 PFS data by end 3Q24	10%	25%
3. Tolimidone Phase IIa data by end 2024	10%	35%
4. Tolimidone β-cell proliferation data in 1Q24	10%	20%
5. MT217 in vivo efficacy data in 1Q24	5%	10%
6. Transformational transaction/in-license of additional asset	5%	40%
	50%	**150%**

Service contracts

Set out below are summary details of the service agreements and letters of appointment entered into between the Company and the Directors:

Executive Directors

Stephen Stamp (Chief Executive Officer, Chief Financial Officer)
Mr Stamp entered into a service agreement with the Company to act as Chief Financial Officer on 9 September 2019. He was also appointed Chief Executive Officer with effect from 31 March 2020 at which time the Committee recommended that his salary be increased from £160,000 to £180,000 pa to reflect his increased responsibilities. Mr Stamp's salary was reviewed in 2022 and increased to £230,000 pa with effect from 1 April 2022. In August 2021 the Committee agreed to commute his Company pension contribution of 10% to salary. His appointment is terminable upon six months' notice.

Loss of office

The Group has no specific policy on loss of office other than to ensure that employees and Directors are compensated in accordance with their contractual entitlements.

Non-executive Directors

The service contracts of the Non-executive Directors are made available for inspection at the AGM.

Stephen Parker (Non-executive Chairman)
Dr Parker entered into a non-executive chairman agreement with the Company on 20 June 2022. The appointment was approved at the AGM held on 14 June 2023. The appointment is terminable upon the election of the Board.

Sijmen de Vries (Non-executive Director)
Dr de Vries entered into a non-executive director appointment letter with the Company on 2 December 2014. Dr de Vries was originally appointed as a non-executive director of Midatech Limited on 29 October 2004 (subsequently terminated on 2 December 2014). The appointment is terminable upon the election of the Board.

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 25

DIRECTORS' REMUNERATION REPORT continued

Ann Merchant (Non-executive Director)
Ms Merchant entered into a non-executive director agreement with the Company on 24 December 2023 effective 31 December 2023. The appointment is terminable upon the election of the Board.

Simon Turton (Senior Independent Non-executive Director)
Dr Turton entered into a non-executive director appointment letter with Midatech Limited on 2 December 2014. Dr Turton was originally appointed as chairman of Q Chip Limited on 24 March 2014 (subsequently terminated on 2 December 2014). The appointment is terminable upon the election of the Board.

Policy on Non-executive Directors' remuneration

The Non-executive Directors receive a fee for their services as a Director, which is approved by the Board, giving due consideration to the time commitment and responsibilities of their roles and of current market rates for comparable organisations and appointments. Non-executive Directors are reimbursed for travelling and other incidental expenses incurred on Group business in accordance with the Group expenses policy.

In line with most NASDAQ listed companies and in an effort to further align Non-executives Directors with shareholders, the Remuneration Committee recommended that Non-executive Directors be granted options over Ordinary Shares in the Company. Options were granted to Non-executive Directors in January 2024.

The Board encourages the ownership of Biodexa shares by executives and in normal circumstances does not expect Directors to undertake dealings of a short-term nature.

Directors' emoluments (audited)

The emoluments of the Directors of Biodexa Pharmaceuticals PLC are set out below. No emoluments were paid to any Director by any other Group company:

	Salary and fees £	Bonus £	Pensions £	Benefits in Kind £	2023 Total £	2023 Fixed Remuneration £	2023 Variable remuneration £	2022 £	2021 £
Non-executive Directors									
Stephen Parker	82,000	–	–	–	82,000	82,000	–	43,838	–
Rolf Stahel	–	–	–	–	–	–	–	38,082	97,040
Sijmen de Vries	31,920	–	–	–	31,920	31,920	–	31,540	30,400
Ann Merchant	–	–	–	–	–	–	–	–	–
Simon Turton	31,920	–	–	–	31,920	31,920	–	31,540	30,400
Sub-total Non-executive Directors	145,840	–	–	–	145,840	145,840	–	145,000	157,840
Executive Directors									
Stephen Stamp	249,991	–	–	2,012	252,003	252,003	–	237,897	233,867
Sub-total Executive Directors	249,991	–	–	2,012	252,003	252,003	–	237,897	233,867
Directors' remuneration	395,831	–	–	2,012	397,843	397,843	–	382,897	391,707
2022	381,447	–	–	1,450	382,897	382,897	–	–	–

All remuneration above is fixed other than Mr Stamp's 2023 bonus of £nil (2022: £nil) which is variable. In 2023, 0% (2022: 0%) of Mr Stamp's total remuneration was variable and in 2023 100% (2022: 100%) of Mr Stamp's remuneration was fixed.

26 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

Strategic Report | Governance | Financial Statements

The following table shows the percentage change in remuneration of each Director and our employees on a full-time equivalent basis between 2022 and 2023 and between 2018 and 2019:

Directors' remuneration percentage change

	Changes between 2021 and 2022			Changes between 2020 and 2021			Changes between 2019 and 2020			Changes between 2018 and 2019			Changes between 2018 and 2019		
	Base salary/ fees	Benefits	Annual bonus	Base salary/ fees	Benefits	Annual bonus	Base salary/ fees	Benefits	Annual bonus	Base salary/ fees	Benefits	Annual bonus	Base salary/ fees	Benefits	Annual bonus
Non-executive Directors:															
Stephen Parker[1]	0%	–	–	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–
Sijmen de Vries	0%	–	–	5%	–	–	0%	–	–	–	–	–	–	–	–
Ann Merchant[3]	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–
Simon Turton	0%	–	–	5%	–	–	0%	–	–	–	–	–	–	–	–
Ann Merchant	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–
Rolf Stahel[2]	n/a	–	–	n/a	–	–	7.80%	–	–	–	–	–	–	–	–
Frédéric Duchesne	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–
Huaizheng Peng	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–
John Johnston	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–
Michele Luzi	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–
Pavlo Protopapa	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–
Executive Directors:															
Stephen Stamp[4] [5]	0.00%	32.00%	0%	27.80%	45.20%	-100%	6.60%	-6.40%	n/m	8.70%	100%	-100%	n/a	–	–
Craig Cook	n/a	–	–	n/a	–	–	n/a	–	–	n/a	–	–	3%	2.90%	54.50%
Employees:	0.50%	-56.00%	4.90%	11.20%	14.30%	-53.50%	11.50%	12.00%	18.70%	6.90%	4.70%	-0.10%	8.20%	10.70%	62.90%

(1) Dr Parker was appointed on 20 June 2022.
(2) Mr Stahel retired 20 June 2022.
(3) Ms Merchant was appointed 31 December 2023.
(4) Mr Stamp's base salary was increased from £180,000 pa to £230,000 from 1 April 2022. His base salary was increased in 2021 when he assumed the dual roles of CEO and CFO. Mr Stamp did not receive a bonus in 2023, 2022 nor in 2020.
(5) From August 2021, the Company ceased making contributions to Mr Stamp's personal pension plan and instead increased cash payments to Mr Stamp.

A share based payment charge of £21,900 in respect of Mr Stamp was charged to the income statement in 2023 (2022 : £52,633).

Details of the payments to other related parties are disclosed in note 26.

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 27

DIRECTORS' REMUNERATION REPORT continued

Biodexa Pharmaceuticals PLC total shareholder return since IPO

The following chart illustrates the total shareholder return of Biodexa Pharmaceuticals PLC since IPO in December 2014 relative to the NASDAQ Biotechnology Index ("NBI"):


60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
08/12/2015
08/12/2016
08/12/2017
08/12/2018
08/12/2019
08/12/2020
08/12/2021
08/12/2022
08/12/2023
08/12/2024
Biodexa - Share Pricing
NBI - Index Value

Directors' interests in shares (audited)

	31 December 2023		31 December 2022	
	Beneficial Interests in Ordinary Shares	Non-beneficial Interests in Ordinary Shares	Beneficial Interests in Ordinary Shares	Non-beneficial Interests in Ordinary Shares
Non-executive Directors				
Stephen Parker	-	-	-	-
Sijmen de Vries	1,164	147	1,164	147
Ann Merchant	-	-	-	-
Simon Turton	2,766	-	2,766	-
Executive Director				
Stephen Stamp	2,500	-	2,500	-

There are no requirements for Directors to own shares in the Company.

Directors' interests in share options (audited)

No Director had any interest in the shares of any subsidiary company.

The Board uses share options to align Executive Directors' and employees' interests with those of shareholders in order to provide incentives and reward them based on improvements in Group performance.

28 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

Strategic Report | Governance | Financial Statements

	31 December 2023 Options over Ordinary Shares	31 December 2022 Options over Ordinary Shares
Non-executive Directors		
Stephen Parker	-	-
Sijmen de Vries	25	25
Ann Merchant	-	n/a
Simon Turton	-	-
Executive Director		
Stephen Stamp	41,500	41,500

All share options were granted with an exercise price based on the mid-market price at close of business on the previous day. As detailed below, some of the share options vest when the Company's share price achieves certain targets. Otherwise, the main vesting condition of all share options is that the Director or employee remains employed with the Group as at the date of exercise or continues to provide consultancy services as at the date of exercise. The share options of the Directors (included in totals in note 24) are set out below:

	Grant Date	Options Awarded	Options Lapsed	Options outstanding	Exercise Price	Vesting Criteria	Expiry Date
Non-executive Director							
Sijmen de Vries	30/06/2014	25	-	25	30.00	Share price[1]	30/06/2024
Executive Director							
Stephen Stamp	02/10/2019	2,500	(1,000)	1,500	21.00	Time based and performance based[2]	02/10/2029
	17/06/2020	15,000	-	15,000	4.04	Time based[3]	17/01/2030
	15/07/2021	25,000	-	25,000	5.55	Time based[3]	14/07/2031
		42,500	(1,000)	41,500			

(1) For those options noted as vesting based on share price: 50% vest when the share price reaches £2,124.00 per share, a further 25% vests when the share price reaches £5,488.00 and the remaining 25% when the share price reaches £7,544.00.

(2) 40% of the options would have vested if the Company had raised $20 million before 9 September 2020 and have now therefore lapsed, the remaining 60% were time based and have now vested.

(3) 25% of the options vest 12 months after the grant date, followed by vesting of 12 equal quarterly tranches, over a subsequent three-year period.

Time-based options granted to Stephen Stamp vested as follows:

Date of grant	Total options granted	Options vested in 2023
02/10/2019	2,500	1,500
17/06/2020	15,000	13,125
15/07/2021	25,000	14,063

No performance-related share options vested during the year.

Remuneration policy review

Given there is only one Executive Director, the Company has not engaged third party consultants to provide external advice on remuneration. The Remuneration Committee has, from time to time, taken informal soundings from recruitment consultants on executive pay norms and has used the 2022 BioIndustry Remuneration Survey in assessing Company-wide remuneration policy.

Sijmen de Vries
Chairman of the Remuneration Committee
18 April 2024

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 29

DIRECTORS' REPORT

The Directors present their report and the consolidated financial statements of the Group for the year ended 31 December 2023.

Directors

The Directors during the year were:

Stephen Parker
Sijmen de Vries
Ann Merchant – appointed 31 December 2023
Stephen Stamp
Simon Turton

Research and development

The Group is continuing to develop products to the point where they can be partnered for further clinical development and commercialisation.

Matters covered in the Strategic Report

The following matters are covered in the Strategic Report:

	Page
Strategy	[1]
Business model	[2]
Chief Executive's review	[4]
Financial review	[6]
Stakeholder engagement	[10]
Risk management	[12]
Energy and carbon reporting	[8]

Dividend

The Directors are not recommending the payment of a dividend at this time due to the level of maturity of the Group.

Post balance sheet events

On 22 January 2024 membership of the Board Committees were changed to the following:

	Audit Committee	Remuneration Committee	Nominations Committee
Stephen Parker	●		●*
Sijmen de Vries		●*	●
Ann Merchant	●	●	
Simon Turton	●*	●	●

* Chair of Committee

30 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

Strategic Report | Governance | Financial Statements

Directors' and officers' liability insurance

The Company has, as permitted by s.234 and s.235 of the Companies Act 2006, maintained insurance cover on behalf of the Directors and Company Secretary indemnifying them against certain liabilities which may be incurred by them in relation to the Company.

Employees

Biodexa recognises the essential importance of employees to the success of the business and ensures that they are fully informed of events that directly affect them and their working conditions. Information on matters of concern to employees is given in briefings that seek to provide a common awareness on the part of all employees of the financial and economic factors affecting the Group's performance.

Disabled employees

Applications for employment by disabled persons are given full and fair consideration for all vacancies in accordance with their particular aptitudes and abilities. It is the policy of the Group that training and promotion opportunities should be available to all employees.

Directors' responsibilities

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the Group financial statements in accordance with applicable law and UK-adopted International Accounting Standards (IFRSs) and have elected to prepare the Company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice), including FRS 102 'The Financial Reporting Standard applicable in the UK and Republic of Ireland'. Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Company and of the profit or loss of the Group for that period.

In preparing the financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and accounting estimates that are reasonable and prudent;
- state whether applicable IFRSs and UK Accounting Standards, as applicable, have been followed for the Group and Company financial statements, subject to any material departures disclosed and explained in the financial statements;
- provide additional disclosures when compliance with specific requirements in IFRSs or UK Accounting Standards are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group and Company's financial position and financial performance; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and Company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group and Company's transactions and disclose with reasonable accuracy at any time the financial position of the Group and Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors of the Company are also responsible for the maintenance and integrity of the Company's website.

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 31

DIRECTORS' REPORT continued

Directors' statement as to the disclosure of information to auditors

All of the current Directors confirm to the best of our knowledge:

- there is no relevant audit information of which the Company's auditors are not aware;
- they have taken all the steps that they ought to have taken as a Director in order to make themselves aware of any relevant audit information and to establish that the Company's auditors are aware of the information;
- the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
- the Strategic Report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

We consider the Annual Report, taken as a whole, to be fair, balanced and understandable and provides the information necessary for shareholders to assess the Group's position and performance, business model and strategy.

Website publication

The Directors are responsible for ensuring the Annual Report is made available on a website. Financial statements are published on the Group's website in accordance with legislation in the United Kingdom governing the preparation and dissemination of financial statements, which may vary from legislation in other jurisdictions. The maintenance and integrity of the Group's website is the responsibility of the Directors. The Directors' responsibility also extends to the ongoing integrity of the financial statements contained therein.

By order of the Board

Stephen Stamp
Company Secretary
18 April 2024

32 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

OpinionWe have audited the financial statements of Biodexa Pharmaceuticals PLC (the "Parent Company") and its subsidiaries (the "Group") for the year ended 31 December 2023 which comprise the consolidated statement of comprehensive income, the consolidated statement of financial position, the consolidated statement of cash flows, the consolidated statement of changes in equity, the Company balance sheet, the Company statement of changes in equity and notes to the financial statements, including a summary of significant accounting policies. The financial reporting framework that has been applied in the preparation of the Group financial statements is applicable law and UK-adopted international accounting standards.The financial reporting framework that has been applied in the preparation of the Parent Company financial statements is applicable law and United Kingdom Accounting Standards, including Financial Reporting Standard 102, The Financial Reporting Standard in the United Kingdom and Ireland (United Kingdom Generally Accepted Accounting Practice). In our opinion: ?the financial statements give a true and fair view of the state of the Group's and the Parent Company's affairs as at 31 December 2023 and of the Group's loss for the year then ended; ?the Group financial statements have been properly prepared in accordance with UK-adopted international accounting standards; ?the Parent Company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and ?the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.Separate opinion in relation to IFRSs as issued by the IASBAs explained in note 1 to the Group financial statements, in addition to complying with its legal obligation to apply UK-adopted international accounting standards in the preparation of the Group financial statements, the Group has also applied International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB").In our opinion the Group financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2023 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the IASB.Basis for opinionWe conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK")) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We are independent of the Group and the Parent Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.Material uncertainty related to going concernWe draw attention to note 1 to the Group financial statements on page 42 and to note 1 to the Parent Company's financial statements on page 82, which indicate that there is a material uncertainty in relation to the Group's and Parent Company's ability to continue as a going concern. As detailed in those notes and in the Financial Review on page 6, the Group's and Parent Company's future viability is dependent on the ability to raise funds from financing activities to finance its development plans until milestones and/or royalties can be secured from partnering the Company's assets. A failure by the Group to raise funds as and when needed could have a negative impact on its financial condition and ability to implement its business strategies. As at 31 December 2023, the Group had cash and cash equivalents of £5.97million. The Directors have prepared cash flow forecasts that indicate that further financing will be required by the fourth quarter of 2024. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt on the Group's and Parent Company's ability to continue as a going concern, and consequently over the appropriateness of the going concern basis of preparation of these financial statements. Our opinion is not modified in respect of this matter.In auditing the financial statements, we have concluded that the Directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate. INDEPENDENT AUDITOR'S REPORTto the members of Biodexa Pharmaceuticals PLC Strategic ReportGovernanceFinancial Statements33Biodexa Pharmaceuticals PLC?Annual Report & Accounts 2023

Our evaluation of the Directors' assessment of the Group's and the Parent Company's ability to continue to adopt the going concern basis of accounting included, but was not limited to: ?undertaking an initial assessment at the planning stage of the audit to identify events or conditions that may cast significant doubt on the Group's and the Parent Company's ability to continue as a going concern; ?obtaining an understanding of the relevant controls relating to the Directors' going concern assessment; ?reviewing the Directors' going concern assessment, including the supporting cash flow projections to 31 December 2026; ?evaluating the key assumptions used and judgements applied by the Directors in their going concern assessment; and ?reviewing the appropriateness of the going concern disclosures made by the Directors in the financial statements.Our responsibilities and the responsibilities of the Directors with respect to going concern are described in the relevant sections of this report.Key audit mattersKey audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) we identified, including those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.There were no key audit matters other than the Material uncertainty related to going concern above which, by its nature, is a key audit matter. This matter, together with our findings, was communicated to the audit committee through our Audit Completion Report.Our application of materiality and an overview of the scope of our auditThe scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and on the financial statements as a whole. Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:Overall materialityGroup ? £171,000 Parent Company - £147,000How we determined it2% of total operating and capital expenditure(excluding exceptional items in relation to the impairment of assets).Rationale for benchmark appliedIn determining our materiality, we considered financial metrics which we believed to be relevant to the users of the financial statements. The benchmark of total expenditure is considered most appropriate for both Group and Parent Company as a measure of activity in the business.Performance materialityPerformance materiality is set to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements in the financial statements exceeds materiality for the financial statements as a whole. Performance materiality was set 80% of overall materiality as follows:Group ? £136,000 Parent Company ? £118,000Reporting thresholdWe agreed with the audit committee that we would report to them misstatements identified during our audit above £5,100 for both the Group and the Parent Company, as well as misstatements below that amount that, in our view, warranted reporting for qualitative reasons.As part of designing our audit, we assessed the risk of material misstatement in the financial statements, whether due to fraud or error, and then designed and performed audit procedures responsive to those risks. In particular, we looked at where the Directors made subjective judgements, such as making assumptions on significant accounting estimates.We tailored the scope of our audit to ensure that we performed sufficient work to be able to give an opinion on the financial statements as a whole. We used the outputs of a risk assessment, our understanding of the Group and Parent Company, their environment, controls and critical business processes, to consider qualitative factors in order to ensure that we obtained sufficient coverage across all financial statement line items.Our group audit scope included an audit of the Group and the Parent Company financial statements. Based on our risk assessment, Biodexa Pharmaceuticals PLC, Biodexa Limited and Biodexa Pharmaceuticals (Wales) Limited were subject to full scope audit performed by the group audit team. At the Parent Company level, the group audit team also tested the consolidation process and carried out analytical procedures to confirm our conclusion that there were no significant risks of material misstatement of the aggregated financial information.INDEPENDENT AUDITOR'S REPORT CONTINUEDto the members of Biodexa Pharmaceuticals PLC (formerly known as Midatech Pharma Plc)34Biodexa Pharmaceuticals PLC?Annual Report & Accounts 2023

Other informationThe other information comprises the information included in the Annual Report other than the financial statements and our auditor's report thereon. The Directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of our audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.We have nothing to report in this regard.Opinions on other matters prescribed by the Companies Act 2006In our opinion, the part of the Directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.In our opinion, based on the work undertaken in the course of the audit: ?the information given in the Strategic Report and the Directors' Report for the financial year for which the financial statements are prepared is consistent with the financial statements; and ?the Strategic Report and the Directors' Report have been prepared in accordance with applicable legal requirements.Matters on which we are required to report by exceptionIn light of the knowledge and understanding of the Group and the Parent Company and their environment obtained in the course of the audit, we have not identified material misstatements in the Strategic Report or the Directors' Report.We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion: ?adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or ?the Parent Company financial statements are not in agreement with the accounting records and returns; or ?certain disclosures of Directors' remuneration specified by law are not made; or ?we have not received all the information and explanations we require for our audit.Responsibilities of DirectorsAs explained more fully in the Directors' responsibilities statement set out on page 31, the Directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the Directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.In preparing the financial statements, the Directors are responsible for assessing the Group's and the Parent Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless the Directors either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.Auditor's responsibilities for the audit of the financial statementsOur objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. Based on our understanding of the Group and the Parent Company and their industry, we considered that non-compliance with the following laws and regulations might have a material effect on the financial statements: employment regulation, health and safety regulation, and anti-money laundering regulation. Strategic ReportGovernanceFinancial Statements35Biodexa Pharmaceuticals PLC?Annual Report & Accounts 2023

To help us identify instances of non-compliance with these laws and regulations, and in identifying and assessing the risks of material misstatement in respect to non-compliance, our procedures included, but were not limited to: ?gaining an understanding of the legal and regulatory framework applicable to the Group and the Parent Company, the industry in which they operate, and the structure of the Group, and considering the risk of acts by the Group and the Parent Company which were contrary to the applicable laws and regulations, including fraud; ?inquiring of the Directors, management and, where appropriate, those charged with governance, as to whether the Group and the Parent Company is in compliance with laws and regulations, and discussing their policies and procedures regarding compliance with laws and regulations; ?inspecting any correspondence with relevant regulatory authorities; ?reviewing minutes of the Parent Company Directors' meetings in the year; ?discussing amongst the engagement team the laws and regulations listed above, and remaining alert to any indications of non-compliance.We also considered those laws and regulations that have a direct effect on the preparation of the financial statements, such as UK tax legislation and the Companies Act 2006.In addition, we evaluated the Directors' and management's incentives and opportunities for fraudulent manipulation of the financial statements, including the risk of management override of controls, and determined that the principal risks related to posting manual journal entries to manipulate financial performance, management bias through judgements and assumptions in significant accounting estimates and in the going concern assessment, and significant one off or unusual transactions.Our audit procedures in relation to fraud included but were not limited to: ?making enquiries of the Directors and management on whether they had knowledge of any actual, suspected or alleged fraud; ?gaining an understanding of the internal controls established to mitigate risks related to fraud; ?discussing amongst the engagement team the risks of fraud; and ?addressing the risks of fraud through management override of controls by performing journal entry testing.There are inherent limitations in the audit procedures described above and the primary responsibility for the prevention and detection of irregularities including fraud rests with management. As with any audit, there remained a risk of non-detection of irregularities, as these may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal controls.The risk of material misstatement that had the greatest effect on our audit is discussed in the Material uncertainty relating to going concern section of this report. A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.Use of the audit reportThis report is made solely to the Parent Company's members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Parent Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Parent Company and the Parent Company's members as a body for our audit work, for this report, or for the opinions we have formed.William Neale Bussey(Senior Statutory Auditor)for and on behalf of Mazars LLP, Chartered Accountants and Statutory Auditor30 Old Bailey London EC4M 7AU18 April 2024 INDEPENDENT AUDITOR'S REPORT CONTINUEDto the members of Biodexa Pharmaceuticals PLC (formerly known as Midatech Pharma Plc)36Biodexa Pharmaceuticals PLC?Annual Report & Accounts 2023

Strategic Report Governance Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended 31 December

	Note	2023 £'000	2022 £'000	2021 £'000
Revenue	3	**381**	699	578
Other income		**14**	22	24
Research and development costs		**(4,067)**	(5,111)	(4,654)
Administrative costs		**(4,342)**	(4,542)	(2,946)
Loss from operations	4	**(8,014)**	(8,932)	(6,998)
Finance income	6	**570**	497	936
Finance expense	6	**(41)**	(53)	(44)
Loss before tax		**(7,485)**	(8,488)	(6,106)
Taxation	7	**406**	832	646
Loss for the year attributable to the owners of the Parent		**(7,079)**	(7,656)	(5,460)
Other comprehensive income:				
Items that will or may be reclassified subsequently to profit or loss:				
Total other comprehensive income net of tax		**-**	-	-
Total comprehensive loss attributable to the owners of the Parent		**(7,079)**	(7,656)	(5,460)
Loss per share				
Continuing operations				
Basic and diluted loss per ordinary share – pence	8	**(2)p**	(155) p	(136) p

The notes form an integral part of these consolidated financial statements.

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 37

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At 31 December

Company number 09216368	Note	2023 £'000	2022 £'000	2021 £'000
Assets				
Non-current assets				
Property, plant and equipment	9	**571**	831	1,152
Intangible assets	11	**2,941**	6	-
		3,512	837	1,152
Current assets				
Trade and other receivables	13	**637**	1,006	1,034
Current taxation receivable		**422**	846	670
Cash and cash equivalents	14	**5,971**	2,836	10,057
		7,030	4,688	11,761
Total assets		**10,542**	5,525	12,913
Liabilities				
Non-current liabilities				
Borrowings	16	**295**	463	620
		295	463	620
Current liabilities				
Trade and other payables	15	**1,240**	1,447	1,092
Borrowings	16	**169**	161	146
Provisions	17	**-**	207	50
Derivative financial liability	18	**4,160**	85	553
		5,569	1,900	1,841
Total liabilities		**5,864**	2,363	2,461
Issued capital and reserves attributable to owners of the Parent				
Share capital	21	**6,253**	1,108	1,098
Share premium	22	**86,732**	83,667	83,434
Merger reserve	22	**53,003**	53,003	53,003
Warrant reserve	22	**3,457**	720	720
Accumulated deficit	22	**(144,767)**	(135,336)	(127,803)
Total equity		**4,678**	3,162	10,452
Total equity and liabilities		**10,542**	5,525	12,913

The financial statements were approved and authorised for issue by the Board of Directors on 18 April 2024 and were signed on its behalf by:

Stephen Stamp
Chief Executive Officer, Chief Financial Officer

The notes form an integral part of these consolidated financial statements.

38 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

Strategic Report | Governance | Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended 31 December

	Note	2023 £'000	2022 £'000	2021 £'000
Cash flows from operating activities				
Loss for the year		**(7,079)**	(7,656)	(5,460)
Adjustments for:				
Depreciation of property, plant and equipment	9	**143**	174	213
Depreciation of right of use asset	9	**137**	166	190
Amortisation of intangible fixed assets	11	**3**	3	-
Loss/(profit) on disposal of property, plant and equipment		**2**	14	(39)
Impairment of loan	4,13	**79**	207	-
Finance income	6	**(570)**	(497)	(936)
Finance expense	6	**41**	53	44
Share-based payment charge	4	**28**	123	89
Taxation	7	**(406)**	(832)	(646)
Foreign exchange gains		**-**	(1)	(3)
Cash flows from operating activities before changes in working capital		**(7,622)**	(8,246)	(6,548)
Decrease/(increase) in trade and other receivables		**365**	7	(487)
(Decrease)/increase in trade and other payables		**(207)**	356	(130)
(Decrease)/increase in provisions		**(207)**	157	-
Cash used in operations		**(7,671)**	(7,726)	(7,165)
Taxes received		**845**	678	1,157
Net cash used in operating activities		**(6,826)**	(7,048)	(6,008)
Investing activities				
Purchases of property, plant and equipment	9	**(26)**	(62)	(320)
Proceeds from disposal of fixed assets		**4**	20	42
Purchase intangible asset	11	**(237)**	-	-
Loan granted	4,13	**(79)**	(207)	-
Interest received		**73**	29	-
Net cash (used in)/generated from investing activities		**(265)**	(220)	(278)
Financing activities				
Interest paid		**(13)**	(18)	(15)
Amounts paid on lease liabilities		**(188)**	(178)	(112)
Repayment from Government loan	16	**-**	-	(103)
Share issues including warrants, net of costs	14	**10,427**	243	9,035
Net cash generated from financing activities		**10,226**	47	8,805
Net increase/(decrease) in cash and cash equivalents		**3,135**	(7,221)	2,519
Cash and cash equivalents at beginning of year		**2,836**	10,057	7,546
Exchange (losses)/gains on cash and cash equivalents		**-**	-	(8)
Cash and cash equivalents at end of year	14	**5,971**	2,836	10,057

The notes form an integral part of these consolidated financial statements.

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 39

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended 31 December

	Note	Share capital £'000	Share premium £'000	Merger reserve £'000	Warrant reserve £'000	Accumulated deficit £'000	Total equity £'000
At 1 January 2023		**1,108**	**83,667**	**53,003**	**720**	**(135,336)**	**3,162**
Loss for the year		-	-	-	-	(7,079)	(7,079)
Total comprehensive loss		-	-	-	-	**(7,079)**	**(7,079)**
Transactions with owners							
Shares issued on 15 February 2023	14,21	1,956	3,013	-	-	-	4,969
Costs associated with share issue on 15 February 2023	14,21	-	(903)	-	-	-	(903)
Shares issued on 26 May 2023	14,21	2,380	-	-	-	(355)	2,025
Costs associated with share issue on 26 May 2023	14,21	-	-	-	-	(527)	(527)
Shares issued on 21 December 2023	14,21	485	-	-	1,315	(1,273)	527
Costs associated with share issue on 21 December 2023	14,21	-	-	-	-	(441)	(441)
Issue of shares to purchase intangible asset	11	324	955	-	1,422	-	2,701
Share-based payment charge*		-	-	-	-	244	244
Total contribution by and distributions to owners		**5,145**	**3,065**	**-**	**2,737**	**(2,352)**	**8,595**
At 31 December 2023		**6,253**	**86,732**	**53,003**	**3,457**	**(144,767)**	**4,678**

	Note	Share capital £'000	Share premium £'000	Merger reserve £'000	Warrant reserve £'000	Accumulated deficit £'000	Total equity £'000
At 1 January 2022		1,098	83,434	53,003	720	(127,803)	10,452
Loss for the year		–	–	–	–	(7,656)	(7,656)
Total comprehensive loss		–	–	–	–	(7,656)	(7,656)
Transactions with owners							
Exercise of warrants on 22 March 2022	14,21	–	–	–	–	–	–
Shares issued on 19 December 2022	14,21	10	311	–	–	–	321
Costs associated with share issue on 19 December 2022	14,21	–	(78)	–	–	–	(78)
Share-based payment charge		–	–	–	–	123	123
Total contribution by and distributions to owners		10	233	–	–	123	366
At 31 December 2022		1,108	83,667	53,003	720	(135,336)	3,162

	Note	Share capital £'000	Share premium £'000	Merger reserve £'000	Warrant reserve £'000	Accumulated deficit £'000	Total equity £'000
At 1 January 2021		1,063	74,364	53,003	720	(122,432)	6,718
Loss for the year		–	–	–	–	(5,460)	(5,460)
Total comprehensive loss		–	–	–	–	(5,460)	(5,460)
Transactions with owners							
Shares issued on 19 February 2021	14,21	–	161	–	–	–	161
Costs associated with share issue on 19 February 2021	14,21	–	(10)	–	–	–	(10)
Shares issued on 6 July 2021	14,21	35	9,965	–	–	–	10,000
Costs associated with share issue on 6 July 2021	14,21	–	(1,046)	–	–	–	(1,046)
Share-based payment charge		–	–	–	–	89	89
Total contribution by and distributions to owners		35	9,070	–	–	89	9,194
At 31 December 2021		1,098	83,434	53,003	720	(127,803)	10,452

40 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

Strategic Report Governance Financial Statements

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 December 2023, 2022 and 2021

1 Accounting policies

General information

Biodexa Pharmaceuticals PLC (the "Company") is a company registered and domiciled in England and Wales. The Company was incorporated on 12 September 2014.

The Company is a public limited company, whose Ordinary Shares were admitted to trading on AIM ("AIM"), which is a submarket of the London Stock Exchange, on 8 December 2014 until admission of the Company's Ordinary Shares to trading on AIM was cancelled 26 April 2023.

In addition, since 4 December 2015 the Company has American Depository Receipts ("ADRs") registered with the US Securities and Exchange Commission ("SEC") and is listed on the NASDAQ Capital Market.

On 27 March 2023 the Company changed its name to Biodexa Pharmaceuticals PLC from Midatech Pharma Plc.

Basis of preparation

The Group was formed on 31 October 2014 when the Company entered into an agreement to acquire the entire share capital of Biodexa Limited and its wholly owned subsidiaries through the issue equivalent of shares in the Company which took place on 13 November 2014.

These financial statements have been prepared in accordance with UK adopted International Accounting Standards pursuant to the Companies Act 2006, the Group has also applied International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB").

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the periods presented.

The consolidated financial statements have been prepared on a historical cost basis, except for the following item (refer to individual accounting policies for details):

- Certain financial instruments – fair value through profit or loss.

Adoption of new and revised standards

New standards, interpretations and amendments effective from 1 January 2023

The Group reviewed the new standards, interpretations and amendments effective from 1 January 2023 and deemed none were applicable to the annual financial statements for the year ended 31 December 2023.

New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Group has decided not to adopt early.

The Group reviewed the new standards, interpretations and amendments effective from 1 January 2024 and 1 January 2025 and deemed none have a material impact on the Group.

Basis for consolidation

The Group financial statements consolidate those of the Parent Company and all of its subsidiaries. The parent controls a subsidiary if it has power over the investee to significantly direct the activities, exposure, or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor's returns. All subsidiaries have a reporting date of 31 December.

All transactions and balances between Group companies are eliminated on consolidation, including unrealised gains and losses on transactions between Group companies. Where unrealised losses on intra-Group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Group perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 41

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2023, 2022 and 2021

1 Accounting policies continued

The consolidated financial statements consist of the results of the following entities:

Entity	Summary description
Biodexa Pharmaceuticals PLC	Ultimate holding company
Biodexa Limited (formerly Midatech Limited)	Trading company
Biodexa Pharmaceuticals (Wales) Limited formerly (Midatech Pharma (Wales) Limited)	Trading company
Haaland UK Limited	Dormant – incorporated October 2022
Haaland Jersey Limited	Incorporated January 2023
Dissolved March 2023	
Midatech Pharma (Espana) SL (formerly Midatech Biogune SL)	Liquidated – 2021
PharMida AG	Dormant

Going concern – material uncertainty

The Group and Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December 2023, the Group incurred a consolidated loss for the year of £7.08m and negative cash flows from operating activities of £6.83m. As of 31 December 2023, the Group had an accumulated deficit of £142.82m.

The Group's future viability is dependent on its ability to raise cash from financing activities to finance its development plans until milestones and/or royalties can be secured from partnering the Company's assets. The Group's failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Directors believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements. The Group's consolidated financial statements have therefore been presented on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business.

As at 31 December 2023, the Group had cash and cash equivalents of £5.97m. The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required before the fourth quarter of 2024 assuming, inter alia, that certain development programmes and other operating activities continue as currently planned. If the Company does not secure additional funding before the fourth quarter of 2024, it will no longer be a going concern and would likely be placed in Administration.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the timing of clinical trials. We have based this estimate on assumptions that may prove to be wrong, and we could utilise our available capital resources sooner than we currently expect. If we lack sufficient capital to expand our operations or otherwise capitalise on our business opportunities, our business, financial condition and results of operations could be materially adversely affected.

If we raise additional funds through the issuance of debt securities or additional equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our Ordinary Shares (including the ADSs) and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

In the Directors' opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful.

42 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and Parent Company's ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realisable value and all liabilities would be accelerated to current liabilities.Revenue Revenue is accounted for in line with principles of IFRS 15 ?Revenue from Contracts with Customers'.Supply of Research and Development ServicesRevenue from the supply of services is subject to specific agreement. This is recognised over the contract term, proportionate to the progress in overall satisfaction of the performance obligations (the services performed by the Group), measured by cost incurred to date out of total estimate of costs. The primary input of substantially all work performed under these arrangements is labour. There is normally a direct relationship between costs incurred and the proportion of the contract performed to date.Where the Group supplies services to a client it generally bills an agreed percentage in advance of the commencement of any work and the balance on completion. Invoices to clients are payable under normal commercial terms. Grant revenueWhere grant income is received, which is not a direct re-imbursement of related costs, revenue is recognised at the point at which the conditions have been met, this has been recognised within grant revenue. Where grants are received as a re-imbursement of directly related costs they are credited to research and development expense in the same period as the expenditure towards which they are intended to contribute.Business combinations and externally acquired intangible assetsBusiness combinations are accounted for using the acquisition method at the acquisition date, which is the date at which the Group obtains control over the entity. The cost of an acquisition is measured as the amount of the consideration transferred to the seller, measured at the acquisition date fair value, and the amount of any non-controlling interest in the acquiree. The Group measures goodwill initially at cost at the acquisition date, being: ?the fair value of the consideration transferred to the seller, plus; ?the amount of any non-controlling interest in the acquiree, plus; ?if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree re-measured at the acquisition date, less; ?the fair value of the net identifiable assets acquired and assumed liabilities.Acquisition costs incurred are expensed and included in administrative costs. Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, whether it is an asset or liability, will be recognised through the consolidated statement of comprehensive income. If the contingent consideration is classified as equity, it is not re-measured. An intangible asset, which is an identifiable non-monetary asset without physical substance, is recognised to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable or when it arises from contractual or other legal rights. Further contingent payments due on the purchase of the intangible asset are only recognised when it is probable that payments are due.Externally acquired intangible assets other than goodwill are initially recognised at cost and subsequently amortised on a straight-line basis over their useful economic lives where they are in use. Goodwill is stated at cost less any accumulated impairment losses.The amounts ascribed to intangibles recognised on business combinations are arrived at by using appropriate valuation techniques. In-process research and development ("IPRD") programmes acquired in business combinations are recognised as assets even if subsequent expenditure is written off because the criteria specified in the policy for development costs below are not met. IPRD is subject to annual impairment testing until the completion or abandonment of the related project. No further costs are capitalised in respect of this IPRD unless they meet the criteria for research and development capitalisation as set out below.As per IFRS 3, once the research and development of each defined project is completed, the carrying value of the acquired IPRD is reclassified as a finite-lived asset and amortised over its useful life.Strategic ReportGovernanceFinancial Statements43Biodexa Pharmaceuticals PLC?Annual Report & Accounts 2023

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2023, 2022 and 2021

1 Accounting policies continued

The significant intangibles recognised by the Group and their useful economic lives are as follows:

Goodwill	– Indefinite life
IPRD	– In process, not yet amortising
IT and website costs	– 4 years

The useful economic life of IPRD will be determined when the in-process research projects are completed.

Internally generated intangible assets (development costs)

Expenditure on the research phase of an internal project is recognised as an expense in the period in which it is incurred. Development costs incurred on specific projects are capitalised when all the following conditions are satisfied:

- completion of the asset is technically feasible so that it will be available for use or sale;
- the Group intends to complete the asset and use or sell it;
- the Group has the ability to use or sell the asset and the asset will generate probable future economic benefits (over and above cost);
- there are adequate technical, financial and other resources to complete the development and to use or sell the asset; and
- the expenditure attributable to the asset during its development can be measured reliably.

All internal activities related to the research and development of new projects are continuously monitored by the Directors. The Directors consider that the criteria to capitalise development expenditure are not met for a product prior to that product receiving regulatory approval in at least one country.

Development expenditure not satisfying the above criteria, and expenditure on the research phase of internal projects are included in research and development costs recognised in the Consolidated Statement of Comprehensive Income as incurred. No projects have yet reached the point of capitalisation.

Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, or intangible assets not ready for use, such as IPRD, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The reversal of any impairment charge is limited to the carrying amount of the asset that would have been determined (net of amortisation or depreciation) had no impairment charge been recognised for the asset in prior periods.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The Group at 31 December 2023 had only one cash generating unit (2022: one, 2021: one). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of impairment at each reporting date.

Patents and trademarks

The costs incurred in establishing patents and trademarks are either expensed in accordance with the corresponding treatment of the development expenditure for the product to which they relate or capitalised if the development expenditure to which they relate has reached the point of capitalisation as an intangible asset.

Foreign currency

Transactions entered into by Group entities in a currency other than the currency of the primary economic environment, in which they operate, are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the reporting date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognised immediately in profit or loss.

The presentational currency of the Group is Pounds Sterling. Foreign subsidiaries use the local currencies of the country where they operate. On consolidation, the results of overseas operations are translated into Pounds Sterling at rates approximating to those ruling when the transactions took place. All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the reporting date. Exchange differences arising on translating the opening net assets at opening rate and the results of overseas operations at actual rate are recognised in other comprehensive income and accumulated in the foreign exchange reserve.

44 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

Exchange differences recognised in the profit or loss of Group entities on the translation of long-term monetary items forming part of the Group's net investment in the overseas operation concerned are reclassified to other comprehensive income and accumulated in the foreign exchange reserve on consolidation.On disposal of a foreign operation, the cumulative exchange differences recognised in the foreign exchange reserve relating to that operation up to the date of disposal are transferred to the consolidated statement of comprehensive income as part of the gain or loss on disposal.Financial assets and liabilitiesAssets at amortised costThe Group does not have any financial assets which it would classify as fair value through profit or loss. Therefore, all financial assets are classed as assets at amortised cost as defined below.These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers (e.g., trade receivables), but also incorporate other types of contractual monetary asset. They are initially recognised at fair value plus transaction costs that are directly attributable to their acquisition or issue and are subsequently carried at amortised cost using the effective interest rate method, less provision for impairment. For impairment provisions, the Group applies the IFRS 9 simplified approach to measure expected credit losses using a lifetime expected credit loss provision for trade receivables to measure expected credit losses on a collective basis. Trade receivables are grouped based on a similar credit risk and ageing.The expected loss rates are based on the Group's historic credit losses experienced over the three-year period prior to the period end. The historic loss rates are then adjusted for current and forward-looking information on macroeconomic factors.The Group's assets at amortised costs comprise trade and other receivables and cash and cash equivalents in the consolidated statement of financial position.Cash and cash equivalents include cash in hand, deposits held at call with original maturities of three months or less.Financial liabilitiesThe Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.Fair value through profit and loss ("FVTPL")The Group has outstanding warrants in the ordinary share capital of the Company. The number of Ordinary Shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the Parent Company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account. The financial liability is valued using the either the Monte Carlo model or the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ?finance income' or ?finance expense' lines item in the income statement. Fair value is determined in the manner described in note 18.Other financial liabilities include the following items: ?Borrowings are initially recognised at fair value net of any transaction costs directly attributable to the issue of the instrument. Such interest-bearing liabilities are subsequently measured at amortised cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position. Interest expense in this context includes initial transaction costs and premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding. ?Government loans received on favourable terms below market rate are discounted at a market rate of interest. The difference between the present value of the loan and the proceeds is held as a government grant within deferred revenue and is released to research and development expenditure or grant income in line with when the asset or expenditure is recognised in the income statement. ?Trade payables and other short-term monetary liabilities are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method.Strategic ReportGovernanceFinancial Statements45Biodexa Pharmaceuticals PLC?Annual Report & Accounts 2023

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2023, 2022 and 2021

1 Accounting policies continued

Share capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Group has three classes of share in existence:

- Ordinary Shares of £0.001 each are classified as equity instruments;
- 'A' deferred shares of £1 each are classified as equity instruments;
- 'B' deferred shares of £0.001 each are classified as equity instruments.

Retirement benefits: defined contribution schemes

Contributions to defined contribution pension schemes are charged to the consolidated statement of comprehensive income in the year to which they relate.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Share-based payments

The Group operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted:

- including any market performance conditions (including the share price);
- excluding the impact of any service and non-market performance vesting conditions (for example, remaining an employee of the entity over a specified time period); and
- including the impact of any non-vesting conditions (for example, the requirement for employees to save).

Non-market performance and service conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. Where vesting conditions are accelerated on the occurrence of a specified event, such as a change in control or initial public offering, such remaining unvested charge is accelerated to the income statement.

In addition, in some circumstances employees may provide services in advance of the grant date and therefore the grant date fair value is estimated for the purposes of recognising the expense during the period between service commencement period and grant date.

At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium.

The Group also issues warrants over ADSs to certain professional advisors in connection with equity transactions that fall within the scope of IFRS2 and are accounted for as share based payments. The fair value of the services received in exchange for the grant of the warrant is recognised as an expense of the equity transaction. The total expense is recognised immediately.

Leases

Identifying leases

The Group accounts for a contract, or a portion of a contract, as a lease when it conveys the right to use an asset for a period of time in exchange for consideration. Leases are those contracts that satisfy the following criteria:

(a) There is an identified asset;

(b) The Group obtains substantially all the economic benefits from use of the asset; and

(c) The Group has the right to direct use of the asset.

The Group considers whether the supplier has substantive substitution rights. If the supplier does have those rights, the contract is not identified as giving rise to a lease.

In determining whether the Group obtains substantially all the economic benefits from use of the asset, the Group considers only the economic benefits that arise from the use of the asset, not those incidental to legal ownership or other potential benefits.

In determining whether the Group has the right to direct use of the asset, the Group considers whether it directs how and for what purpose the asset is used throughout the period of use. If there are no significant decisions to be made because they are pre-determined due to the nature of the asset, the Group considers whether it was involved in the design of the asset in a way that predetermines how

46 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

Strategic Report | Governance | Financial Statements

and for what purpose the asset will be used throughout the period of use. If the contract or portion of a contract does not satisfy these criteria, the Group applies other applicable IFRSs rather than IFRS 16.

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

- Leases of low value assets; and
- Leases with a duration of 12 months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the Group's incremental borrowing rate on commencement of the lease.

Right of use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for lease payments made at or before commencement of the lease. The Group has taken advantage of the practical expedient to ignore the requirement to separate non-lease components and instead account for the entire contract as a single lease.

Subsequent to initial measurement lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortised on a straight-line basis over the remaining term of the lease.

When the Group revises its estimate of the term of any lease (because, for example, it re-assesses the probability of a lessee extension or termination option being exercised), it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted using a revised discount rate. An equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term. If the carrying amount of the right-of-use asset is adjusted to zero, any further reduction is recognised in profit or loss.

Nature of leasing activities (in the capacity as lessee)
As at 31 December 2023 the Group had one property lease in place in the UK.

Taxation

Tax is recognised in the Comprehensive Statement of Income, except that a charge attributable to an item of income and expense recognised as other comprehensive income or to an item recognised directly in equity is also recognised in other comprehensive income or directly in equity respectively.

The current income tax credit is calculated on the basis of tax rates and laws that have been enacted or substantively enacted by the reporting date in the country where the Company operates and generates income.

Deferred taxation

Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

- the initial recognition of goodwill;
- the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and
- investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilised.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax assets or liabilities are recovered or settled.

Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses.

Depreciation is provided on all items of property, plant and equipment so as to write off their carrying value over their expected useful economic lives. It is provided at the following rates:

Fixtures and fittings	– 20%–25% per annum straight line
Leasehold improvements	– the shorter of 10% per annum straight line or over the lease term
Computer equipment	– 25% per annum straight line
Laboratory equipment	– 15%–25% per annum straight line
Right of use asset	– Economic life of contractual relationship

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 47

2?Critical accounting estimates and judgementsThe preparation of these consolidated financial statements requires the Group to make estimates, assumptions and judgements that can have a significant impact on the reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities, at the respective dates of our financial statements. The Group bases its estimates, assumptions and judegments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management evaluates estimates, assumptions and judegments on a regular basis and makes changes accordingly and discusses critical accounting estimates with the board of Directors. The following are considered to be critical accounting estimates:Impairment of intangible assets not yet ready for useIntangible assets not yet ready for use are tested for impairment at the cash generating unit level on an annual basis at the year end and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a cash generating unit below its carrying value. Impairment indications include events causing significant changes in any of the underlying assumptions used in valuing intangibles not ready for use. The key assumptions are the probability of success, the discount factor, the timing of future revenue flows, market penetration and peak sales assumptions, and expenditure required to complete development. The fair value of each cash generating unit or asset is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgements, including estimation of future cash flows, which is dependent on internal forecasts, including for revenues and development costs, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital.The carrying value of intangibles not yet ready for use was £2.9m (2022: £Nil; 2021: £Nil) as at 31 December 2023 (note 11). Management apply a further 20% sensitivity to the probability of success, this resulted in a 18% change in the fair value of the asset.Share-based paymentsThe Group accounts for share-based payment transactions for employees in accordance with IFRS 2 Share-based Payment, which requires the measurement of the cost of employee services received in exchange for the options on our Ordinary Shares, based on the fair value of the award on the grant date.The Directors selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of our Ordinary Shares, a Monte Carlo pricing model was used in order to reflect the valuation impact of price hurdles that have to be met as conditions to vesting. The resulting cost of an equity incentive award is recognised as an expense over the requisite service period of the award, which is usually the vesting period. The assumptions used for estimating fair value for share-based payment transactions are disclosed in note 24 to our consolidated financial statements and are estimated as follows: ?volatility is estimated based on the average annualised volatility of a number of publicly traded peer companies in the biotech sector; ?the estimated life of the option is estimated to be until the first exercise period, which is typically the month after the option vests; and ?the dividend return is estimated by reference to our historical dividend payments. Currently, this is estimated to be zero as no dividend has been paid in the prior periods.Financial liabilitiesFair value through profit and loss ("FVTPL")The Group has outstanding warrants in the ordinary share capital of the Company. The number of Ordinary Shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the Parent Company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account. The financial liability is valued using the either the Monte Carlo model or the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ?finance income' or ?finance expense' lines item in the income statement. NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUEDFor the years ended 31 December 2023, 2022 and 202148Biodexa Pharmaceuticals PLC?Annual Report & Accounts 2023

The assumptions used for estimating fair value for warrants transactions as disclosed in note 18 to our consolidated financial statements and are estimated as follows: ?volatility is estimated based on the average annualised volatility of a number of publicly traded peer companies in the biotech sector; ?the dilutive impact of the exercise of the warrants; and ?the dividend return is estimated by reference to our historical dividend payments. Currently, this is estimated to be zero as no dividend has been paid in the prior periods.The following are considered to be critical accounting judgements:RevenueSupply research and development of servicesThere are significant management judgements and estimates involved in the recognition of revenue from the supply of services. Revenue on services is recognised over the contract term, proportionate to the progress in overall satisfaction of the performance obligations (the services performed by the Group), measured by cost incurred to date out of total estimate of costs. The Company's R&D collaboration agreements require the delivery of services within 12 months.Income taxesDeferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Judgement is required to determine the amount of deferred tax assets that can be recognised based upon the likely timing and the level of future taxable profits together with future tax planning strategies.In 2023, there were approximately £73.4m of gross unutilised tax losses carried forward (2022: £71.1m; 2021: £67.2m). No deferred tax asset has been provided in respect of these losses as there was insufficient evidence to support their recoverability in future periods. The losses do not have an expiry date.Going concern - material uncertaintyThe Group and Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December 2023, the Group incurred a consolidated loss for the year of £7.08m and negative cash flows from operating activities of £6.83m. As of 31 December 2023, the Group had an accumulated deficit of £142.82m.The Group's future viability is dependent on its ability to raise cash from financing activities to finance its development plans until milestones and/or royalties can be secured from partnering the Company's assets. The Group's failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.The Directors believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements. The Group's consolidated financial statements have therefore been presented on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business.As at 31 December 2023, the Group had cash and cash equivalents of £5.97m. The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required before the fourth quarter of 2024 assuming, inter alia, that certain development programmes and other operating activities continue as currently planned. If the Company does not secure additional funding before the fourth quarter of 2024, it will no longer be a going concern and would likely be placed in Administration.Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the timing of clinical trials. We have based this estimate on assumptions that may prove to be wrong, and we could utilise our available capital resources sooner than we currently expect. If we lack sufficient capital to expand our operations or otherwise capitalise on our business opportunities, our business, financial condition and results of operations could be materially adversely affected.If we raise additional funds through the issuance of debt securities or additional equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our Ordinary Shares (including the ADSs) and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.Strategic ReportGovernanceFinancial Statements49Biodexa Pharmaceuticals PLC?Annual Report & Accounts 2023

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2023, 2022 and 2021

Going concern continued

In the Directors' opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful.

This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and Parent Company's ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realisable value and all liabilities would be accelerated to current liabilities.

3 Revenue

Revenue from contracts with customers

Geographical analysis of revenue by destination of customer

	2023 £'000	2022 £'000	2021 £'000
Revenue:			
Belgium	**381**	699	578
	381	699	578

All revenue came from the sale of services in 2023, 2022 and 2021. It is derived entirely from the Group's R&D collaboration agreements. It is recognised over the contract term proportionate to the progress in overall satisfaction of the performance obligations.

	Contractual Assets			Contractual Liabilities		
	2023 £'000	2022 £'000	2021 £'000	2023 £'000	2022 £'000	2021 £'000
At 1 January	**-**	-	71	**(197)**	-	(68)
Transfers in the period from contract assets to trade receivables	**-**	-	(71)	**-**	-	-
Amounts included in contract liabilities that was recognised as revenue during the period	**-**	-	-	**197**	-	68
Excess of revenue recognised over cash	**-**	-	-	**-**	-	-
Cash received in advance of performance and not recognised as revenue during the period	**-**	-	-	**-**	(197)	-
At 31 December	**-**	-	-	**-**	(197)	-

The Group's R&D collaboration agreements are the delivery of services within the next 12 months for which the practical expedient in paragraph 121 (a) of IFRS15 applies.

In 2023, all revenue came from 1 customer (2022: 1 customer; 2021: 1 customer).

	2023 £'000	2022 £'000	2021 £'000
Customer A	**100%**	100%	100%

The Group contains one reportable operating segment, Pipeline Research and Development ("Pipeline R&D"). This segment seeks to develop products using the Group's nanomedicine and sustained release technology platforms. All the reconciliations required for segmental reporting can be found in the primary statements.

The accounting policies of the reportable segments are consistent with the Group's accounting policies described in note 1.

50 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

4?Loss from operationsNote2023£'0002022£'0002021£'000Loss from operations is stated after charging/(crediting):Depreciation of property, plant and equipment ? Research and development costs9135162198? Administrative costs981215Depreciation of right of use asset ? Research and development costs9113151165? Administrative costs9241525Amortisation of intangible assets ? software ? Research and development costs1133?Impairment of financial asset(1)1379207?Provision against future loss on loan agreement17?207?Fees payable to the Company's auditor for the audit of the Parent Company financial statements12710688Fees payable to the Company's auditor for the audits of the subsidiary financial statements584444Fees payable to the Company's auditor for:? Audit related services13170?Fees payable to the Company's previous auditor for:? Audit related services326741Foreign exchange loss164912Profit/(loss) on disposal of property, plant and equipment214(42)Equity settled share-based payment ? employee schemes2812389(1) During 2023 a loan was provided to Adhera of $100,000, this was written off on completion of the Assignment and Exchange Agreement in December 2023.Strategic ReportGovernanceFinancial Statements51Biodexa Pharmaceuticals PLC?Annual Report & Accounts 2023

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2023, 2022 and 2021

5 Staff costs

Staff costs (including Directors') comprise:

	2023 £'000	2022 £'000	2021 £'000
Wages and salaries	**1,708**	2,033	1,354
Defined contribution pension cost (note 23)	**86**	98	71
Social security contributions and similar taxes	**233**	269	152
Share-based payment charge	**28**	123	89
	2,055	2,523	1,666

Employee numbers

The average number of staff employed by the Group during the financial year amounted to:

	2023	2022	2021
Research and development	**16**	22	15
General and administration	**5**	5	5
	21	27	20

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the Directors of the Company listed on page 17, including the Chief Executive Officer and Chief Scientific Officer.

	2023 £'000	2022 £'000	2021 £'000
Short term employee benefits	**677**	668	658
Post-employment benefits	**21**	21	27
Share-based payment	**22**	53	61
	720	742	746

During the year no Directors (2022:0; 2012: 1) participated in a defined contribution pension scheme. Pension contributions in the above note include those of the Chief Scientific Officer.

Emoluments disclosed above include the following amounts in respect of the highest paid Director. Directors' emoluments are disclosed on page 22.

	2023 £'000	2022 £'000	2021 £'000
Short term employee benefits	**252**	238	223
Post-employment benefits	**-**	-	11
	252	238	234

None of the Directors have exercised share options during the year (2022: nil, 2021: nil).

52 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

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6 Finance income and expense

	2023 £'000	2022 £'000	2021 £'000
Finance income			
Interest received on bank deposits	**73**	29	–
Other interest receivable	**10**	–	–
Gain on equity settled derivative financial liability	**487**	468	936
Total finance income	**570**	497	936

	2023 £'000	2022 £'000	2021 £'000
Finance expense			
Interest expense on lease liabilities	**28**	43	36
Other loans	**13**	10	8
Total finance expense	**41**	53	44

The gain on the equity settled derivative financial liability in 2023, 2022 and 2021 arose as a result of the movement in share price (note 18).

7 Taxation

	2023 £'000	2022 £'000	2021 £'000
Current tax credit			
Current tax credited to the income statement	**407**	825	646
Adjustment in respect of prior year	**(1)**	7	–
Deferred tax credit	**406**	832	646
Reversal of temporary differences	**–**	–	–
Total tax credit	**406**	832	646

The reasons for the difference between the actual tax charge for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2023 £'000	2022 £'000	2021 £'000
Loss before tax	**(7,485)**	(8,488)	(6,106)
Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 23.52% (2021: 19%; 2020: 19%)	**(1,764)**	(1,613)	(1,160)
Expenses not deductible for tax purposes	**408**	392	75
Income not taxable	**(5)**	(4)	(2)
Adjustment in respect of prior period	**1**	(7)	–
Effect of R&D relief	**26**	(357)	(280)
Deferred tax not recognised	**928**	757	721
Total tax credited to the income statement	**(406)**	(832)	(646)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 53

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2023, 2022 and 2021

8 Loss per share

	2023 £'000	2022 £'000	2021 £'000
Numerator			
Loss used in basic EPS and diluted EPS:			
Continuing operations	**(7,079)**	(7,656)	(5,460)
Denominator			
Weighted average number of Ordinary Shares used in basic EPS:	**315,849,600**	4,941,793	4,027,345
Basic and diluted loss per share:			
Continuing operations – pence	**(2)p**	(155) p	(136) p

At a General Meeting on 24 March 2023, shareholders approved a consolidation of the Company's Ordinary Shares on a one for 20 basis. As a result, the par value of the Ordinary Shares was changed from £0.001 per share to £0.02 per share. The denominator has been calculated to reflect the share consolidation in the current and prior periods.

At a General Meeting on 14 June 2023, shareholders approved the subdivision and redesignation of the Company's Issued Ordinary Shares of £0.02 each into to one Ordinary Share of £0.001 each and 19 'B' Deferred Shares of £0.001 each. The 'B' Deferred Shares have limited rights and are effectively valueless. The share sub-division and redesignation did not impact the calculation of the denominator as the number of Issued Ordinary Shares did not change.

During the year the Company issued warrants that were accounted through the Warrant Reserve as detailed in note 21.

The Company has considered the guidance set out in IAS 33 in calculating the denominator in connection with the issuance of Pre-Funded, Series A, Series B and Series C warrants as disclosed in note 21. Management have recognised the warrants from the date of grant rather than the date of issue of the corresponding Ordinary Shares when calculating the denominator.

The Group has made a loss in the current and previous periods presented, and therefore the options and warrants are anti-dilutive. As a result, diluted earnings per share is presented on the same basis as basic earning per share.

9 Property, plant and equipment

	Fixtures and fittings £'000	Leasehold improvements £'000	Computer equipment £'000	Laboratory equipment £'000	Right-of-use asset £'000	Total £'000
Cost						
At 1 January 2021	53	4	236	1,662	188	2,143
Additions	57	53	16	194	720	1,040
Transfers	–	–	–	(155)	155	–
Effect of modification to lease terms	–	–	–	–	(24)	(24)
Disposal	(50)	(4)	(10)	(138)	(164)	(366)
At 31 December 2021	60	53	242	1,563	875	2,793
Additions	3	–	14	45	–	62
Transfer to intangibles	–	–	(122)	–	–	(122)
Disposal	–	–	(46)	(174)	(51)	(271)
At 31 December 2022	63	53	88	1,434	824	2,462
Additions	–	–	–	26	–	26
Transfers	–	–	–	103	(103)	–
Disposal	–	–	(38)	(152)	–	(190)
At 31 December 2023	**63**	**53**	**50**	**1,411**	**721**	**2,298**

54 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

Fixtures and fittings£'000Leasehold improvements£'000Computerequipment£'000Laboratoryequipment£'000Right-of-use asset £'000 Total£'000Accumulated depreciation At 1 January 20214921991,2391121,601Charge for the year???(74)74?Disposal8522178190403Exchange differences(50)(3)(8)(138)(164)(363)At 31 December 2021742131,2052121,641Transfer to intangibles??(113)??(113)Charge for the year121112139166340Disposal??(41)(155)(41)(237)At 31 December 20221915711,1893371,631Transfers???103(103)?Charge for the year12117113137280Disposal??(38)(146)?(184)At 31 December 20233126401,2593711,727Net book valueAt 31 December 2023322710152350571At 31 December 2022443817245487831At 31 December 20215349293586631,152As at 31 December right of use asset consisted of leasehold improvements of net book value £350k (2022: £485k; 2021: £619k) and laboratory equipment of net book value £Nil (2022: £2k; 2021: £44k).On 1 February 2023 laboratory equipment previously disclosed within right of use assets was transferred to laboratory equipment when the final payment on the finance lease was made. On 1 January 2022 software previously disclosed within computer equipment was transferred to intangible assets. 10?LeasesLease Liabilities2023£'0002022£'0002021£'000At 1 January62476676Additions??720Transfer??77Effect of modification to lease terms??(24)Interest expenses283629Lease payments(188)(178)(112)At 31 December464624766The right of use assets is disclosed in note 9.In April 2021 the Group signed an agreement to lease new premises in Cardiff to house its corporate offices and laboratories. The agreement to lease allowed the Group to carry out the Cat A works and fit out prior to completion of the lease and its occupation in August 2021. The lease agreed was for a five year period with no break clause. The lease was recognised as a right of use asset in 2021. The recognition in 2021 of the right of use asset and corresponding lease liability were a non cash investing and financing transaction.In May 2021 the Group provided notice to terminate its property lease on its historical building in Cardiff. The lease required six months' notice. Strategic ReportGovernanceFinancial Statements55Biodexa Pharmaceuticals PLC?Annual Report & Accounts 2023

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

For the years ended 31 December 2023, 2022 and 2021

10 Leases continued

Low value leases expensed in year:

	2023 £'000	2022 £'000	2021 £'000
Low value leases expensed	**2**	3	2
	2	3	2

Total cash outflow for leases in 2023 was £190k (2022: £181k; 2021: £114k)

11 Intangible assets

	In-process research and development £'000	Goodwill £'000	IT/website costs £'000	Total £'000
Cost				
At 1 January 2021	13,378	2,291	-	15,669
At 31 December 2021	13,378	2,291	-	15,669
Transfer from property, plant and equipment	-	-	122	122
Disposal	-	-	(12)	(12)
At 31 December 2022	13,378	2,291	110	15,779
Acquisition	2,938	-	-	2,938
At 31 December 2023	**16,316**	**2,291**	**110**	**18,717**

	In-process research and development £'000	Goodwill £'000	IT/website costs £'000	Total £'000
Accumulated amortisation and impairment				
At 1 January 2021	13,378	2,291	-	15,669
At 31 December 2021	13,378	2,291	-	15,669
Amortisation charge for the year	-	-	3	3
Transfer from property, plant and equipment	-	-	113	113
Disposal	-	-	(12)	(12)
At 31 December 2022	13,378	2,291	104	15,773
Amortisation charge for the year	-	-	3	3
Disposal	-	-	-	-
At 31 December 2023	**13,378**	**2,291**	**107**	**15,776**
Net book value				
At 31 December 2023	**2,938**	**-**	**3**	**2,941**
At 31 December 2022	-	-	6	6
At 31 December 2021	-	-	-	-

56 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

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The individual intangible asset which is material to the financial statements is as follows:

	Carrying amount			Remaining amortisation period		
	2023 £'000	2022 £'000	2021 £'000	**2023 (years)**	2022 (years)	2021 (years)
MTX228 tolimidone acquired IPRD*	**2,938**	–	–	**n/a**	n/a	n/a

*asset is not yet in use and has not started amortising

On 21 December 2023 the Company executed an Assignment and Exchange Agreement with Adhera for assignment of Adhera's rights and a new licence for tolimidone (MTX228) with Melior for total consideration of $11.12m. The initial consideration was settled as follows:

	$'000	£'000
Cash paid to Adhera	300	237
100,356 ADSs, valued at the Offer price issued to Adhera Loan Noteholders	201	159
899,642 Pre-funded warrants at the Offering price issued to Adhera Loan Noteholders	1,799	1,422
708,856 ADSs at the Offer price issued to Melior	1,418	1,120
Recognised as intangible asset purchase	**3,718**	**2,938**

In addition, conditional upon Adhera Loan Noteholders subscribing for not less than $4m in the Registered Offering the Company paid a further $0.4m in cash and as an adjustment to equity of $3.0m satisfied by the issue of 124,591 ADSs and 1,375,408 pre-funded warrants and not as consideration for the acquisition of the intangible asset. These have been accounted for within the December 2023 Registered Offering.

The Assignment and Exchange Agreement also provides for deferred consideration totalling $4.0m payable upon in part upon the completion of a positive Phase II clinical study of Tolimidone in Type 1 diabetes, and in part upon the first commercial sale of tolimidone. In addition, the Company is obligated to pay single digit tiered royalties on net sales of tolimidone to Melior.

The ADSs issued under the transaction are subject to restrictions on their resale.

The Group reviews the carrying amounts of its intangible assets to determine whether there are any indications that those assets have suffered an impairment loss. If any such indications exist, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Impairment indications include events causing significant changes in any of the underlying assumptions used in the income approach utilised in valuing in process R&D. The key assumptions are: estimation of future cash flows which is dependent on the probability of success, the discount factor, the timing of future revenue flows, market penetration and peak sales assumptions, and expenditure required to complete development, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital.

12 Subsidiaries

The subsidiaries of the Company, all of which are 100% owned as at 31 December 2023, either directly or through subsidiaries where indicated, and have been included in these financial statements in accordance with the details set out in the basis of preparation and basis of consolidation note 1, are as follows:

Name	Registered Office	Nature of Business	Notes
Biodexa Limited (formerly Midatech Limited)	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company	
Biodexa Pharmaceuticals (Wales) Limited (formerly Midatech Pharma (Wales) Limited)	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company	
Haaland UK Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Dormant	
PharMida AG	c/o Kellerhals, Hirschgässlein 11, 4051 Basel, Switzerland	Dormant	(a) (b)

Notes:

(a) Wholly owned subsidiary of Biodexa Limited.

(b) PharMida AG became dormant in January 2016.

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 57

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2023, 2022 and 2021

13 Trade and other receivables

	2023 £'000	2022 £'000	2021 £'000
Trade receivables	**-**	329	33
Prepayments	**355**	376	607
Other receivables	**282**	301	394
Total trade and other receivables	**637**	1,006	1,034
Less: non-current portion	**-**	-	-
Current portion	**637**	1,006	1,034

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

Book values approximate to fair value at 31 December 2023, 2022 and 2021.

Expected credit loss

Given the short-term nature of the Group's trade receivables and accrued income, which are mainly due from large national or multinational companies, the Group's assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk. Considerations include the current economic environment along with historical and forward-looking information. No assumptions or estimating techniques are applied in considering these. Additional provisions are made based on the assessment of recoverability of aged receivables over one year where sufficient evidence of recoverability is not evident.

Trade and other receivables contained one impaired asset in 2022, as detailed below, this asset was written off in 2023. In 2023 and 2021 Trade and other receivables did not contain an impaired asset. The Group did hold security in 2022 as detailed below against one asset, in 2023 and 2021 it did not hold any collateral as security.

The maximum exposure to credit risk at the consolidated statement of financial position date is the fair value of each class of receivable.

The Company recognises a default on a financial asset when the counter party announces they have limited resources to satisfy the debt.

Bioasis loans

On 13 December 2022 the Company entered into an Arrangement Agreement with Bioasis Technologies Inc ("Bioasis") under which the Company would acquire the entire issued share capital of Bioasis, the agreement entered into was subject to shareholder approval. In addition to this, on 19 December 2022 the Company entered into a Promissory Note and Security Agreement with Bioasis to assist in the short term with Bioasis' working capital requirements. Under the agreement the Company agreed to advance Bioasis up to US$750,000 in 3 tranches payable on 19 December 2022, 2 January 2023 and 6 February 2023. The loan was repayable on the earliest of the following:

(a) The occurrence of an event of default
(b) The closing date (as defined in the Arrangement Agreement for the proposed acquisition of Bioasis)
(c) 30 June 2023

The promissory note is subject to interest at a rate equal to 2% per month or, from and after the Bioasis maturity date, at a default rate of 15% per annum. Under the Security Agreement the Company was made a secured creditor.

On 3 February 2023 Bioasis announced they were 'urgently exploring and evaluating all financing and strategic alternatives that may be available to address its liquidity requirements which triggered an event of default. As a result of this, the 3rd payment under the agreement was not made. On 5 March 2023 Bioasis were served with notice of an event of default. On 20 June 2023 Bioasis announced the suspension of operations.

The Company has advanced US$500,000 to Bioasis in two tranches over 2022 and 2023. Management considered the recovery of the debt to be uncertain and therefore recognised an impairment provision of £414,000 in the year to 31 December 2022. As a result of Bioasis' s announcement on 20 June 2023 the loans have been written off.

58 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

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14 Cash and cash equivalents and cash flow supporting notes

Cash and cash equivalents for purposes of the consolidated statement of cash flows comprises:

	2023 £'000	2022 £'000	2021 £'000
Cash at bank available on demand	**5,971**	2,836	10,057

During 2023, 2022 and 2021, cash inflows arose from equity financing transactions, included within financing activities on the face of the cash flow statement. As part of the equity transactions entered in December and May 2023, warrants to the value of £4.6m (December 2022:£nil; July 2021: £nil) were issued as disclosed in note 18.

	2023 £'000	2022 £'000	2021 £'000
Gross proceeds	**12,084**	321	10,091
Transaction costs	**(1,657)**	(78)	(1,056)
	10,427	243	9,035

The following changes in loans and borrowings arose as a result of financing activities during the year:

	Non-current liabilities £'000	Current liabilities £'000	Total £'000
At 1 January 2023	**463**	**246**	**709**
Cash flows	**-**	**(188)**	**(188)**
Non-cashflows:			
Loans and borrowings classified as non-current 31 December 2021 becoming current in 2022	**(168)**	**168**	**-**
Warrants issued		**4,562**	**4,562**
Gain recognised in finance income within the consolidated statement of comprehensive income	**-**	**(487)**	**(487)**
Interest accruing in period	**-**	**28**	**28**
At 31 December 2023	**295**	**4,329**	**4,624**

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 59

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2023, 2022 and 2021

14 Cash and cash equivalents and cash flow supporting notes continued

	Non-current liabilities £'000	Current liabilities £'000	Total £'000
At 1 January 2022	620	699	1,319
Cash flows	–	(178)	(178)
Non-cash flows:			
Loans and borrowings classified as non-current 31 December 2021 becoming current in 2022	(178)	178	–
Gain recognised in finance income within the consolidated statement of comprehensive income	–	(468)	(468)
Interest accruing in period	21	15	36
At 31 December 2022	463	246	709

	Non-current liabilities £'000	Current liabilities £'000	Total £'000
At 1 January 2021	60	1,759	1,819
Cash flows	–	(215)	(215)
Non-cash flows:			
Foreign exchange	–	(4)	(4)
New leases	715	5	720
Effect of modification to lease term – IFRS 16	–	(24)	(24)
Loans and borrowings classified as non-current 31 December 2020 becoming current in 2021	(178)	178	–
Transfer to share premium on exercise of warrants	–	(70)	(70)
Gain recognised in finance income within the consolidated statement of comprehensive income	–	(936)	(936)
Interest accruing in period	23	6	29
At 31 December 2021	620	699	1,319

15 Trade and other payables

	2023 £'000	2022 £'000	2021 £'000
Trade payables	**314**	339	485
Other payables	**7**	17	5
Accruals	**857**	817	546
Total financial liabilities, excluding loans and borrowings, classified as financial liabilities measured at amortised cost	**1,178**	1,173	1,036
Tax and social security	**62**	77	56
Deferred revenue	**–**	197	–
Total trade and other payables	**1,240**	1,447	1,092

Book values approximate to fair value at 31 December 2023, 2022 and 2021.

All current trade and other payables are payable within 3 months of the period end date shown above.

60 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

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16 Borrowings

	2023 £'000	2022 £'000	2021 £'000
Current			
Lease liabilities	**169**	161	146
Total	**169**	161	146
Non-current			
Lease liabilities	**295**	463	620
Total	**295**	463	620

Book values approximate to fair value at 31 December 2023, 2022 and 2021.

Obligations under finance leases are secured by a fixed charge over the fixed assets to which they relate.

Government loans in Spain

During 2021 a euro denominated government and research loan of £103k was repaid. This amount translated at year end rate was £107k. The loan was repaid in February 2021 prior to the liquidation of MPE.

17 Provisions

	2023 £'000	2022 £'000	2021 £'000
Opening provision at 1 January	**207**	50	50
Utilisation of provision	**(207)**	(43)	-
Provision recognised in the year	**-**	200	-
At 31 December	**-**	207	50
Less: non-current portion	**-**	-	-
Current portion	**-**	207	50

The provision as at 31 December 2021 represents management's best estimate of the 'making good' clause on the Cardiff office which was vacated during the fourth quarter of 2021. This liability was settled during 2022.

Bioasis Loans

On 19 December 2022 the Company entered into a Promissory Note and Security Agreement with Bioasis to assist in the short term with Bioasis' working capital requirements. Under the agreement the Company agreed to advance Bioasis up to US$750,000 in 3 tranches payable on 19 December 2022, 3 January 2023 and 6 February 2023. The terms of the agreement are set out in note 13.

The Company advanced US$250,000 to Bioasis in the year to 31 December 2022. A further advance of US$250,000 was made to Bioasis on 3 January 2023.

Management considered recovery of the debt to be uncertain and in 2022 recognised an impairment provision of £207,000 against the advance made in December 2022, see note 13, and a provision of £207,000 against future credit losses resulting from the Promissory Note.

On 3 February 2023, Bioasis announced they were 'urgently exploring and evaluating all financing and strategic alternatives that may be available to address its liquidity requirements' which triggered an event of default. As a result of this, the 3rd payment under the agreement was not made in the post year end period. On 5 March 2023 Bioasis were served with a notice of an event of default. On 20 June 2023 Bioasis announced the suspension of operations.

In 2023 the provision was utilised against the advance made to Bioasis in January 2023.

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 61

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2023, 2022 and 2021

18 Derivative financial liability – current

	2023 £'000	2022 £'000	2021 £'000
Equity settled derivative financial liability			
At 1 January	**85**	553	1,559
Warrants issued	**4,562**	–	–
Transfer to share premium on exercise of warrants	**-**	–	(70)
Gain recognised in finance (income)/expense within the consolidated statement of comprehensive income	**(487)**	(468)	(936)
At 31 December	**4,160**	85	553

Equity settled derivative financial liability is a liability that is not to be settled for cash.

No warrants recognised as equity settled derivatives were exercised in 2023, 2022 or 2021.

The Company issues warrants in the ADSs of the Company as part of registered direct offerings and private placements in the US. The number of ADSs to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the Company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account ("FVTPL"). The financial liability is valued using the Black-Scholes model in 2023, in previous periods the Monte Carlo model was used. The change in methodology is as result of the Company de-listing from AIM in 2023 and no longer needing to consider foreign exchange movements in fair value calculation. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the 'finance income' or 'finance expense' lines item in the income statement. A key input in the valuation of the instrument is the Company share price.

Details of the warrants are as follows:

December 2023 warrants
In December 2023 the Company issued 3,000,063 Series E ADS Warrants and 3,000,063 Series F ADS Warrants as part of the Registered Offering in the US. The exercise price per ADS is $2.20.

May 2023 warrants
In June 2023 the Company issued 276,689 Series D ADS Warrants as part of a registered direct offering and private placement in the US after securing shareholder approval. The exercise price per ADS was $16.00.

May 2020 warrants
In May 2020 the Company issued 838 ADS warrants as part of a registered direct offering in the US.

October 2019 warrants
In October 2019 the Company issued 392 ADS warrants as part of a registered direct offering in the US.

62 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

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May 2020 and October 2019 warrant re-price

On 13 December 2022 the Company entered into a Securities Purchase Agreement with Armistice Capital Master Fund Ltd ("Armistice") to re-price previously issued ADS warrants issued to Armistice to $320 per ADS. The impact of the re-pricing is shown in the table below. The warrant exercise price per ADS for the remaining warrants remains unchanged as follows: October 2019 warrants at $10,000 per ADS; May 2020 warrants at $3,280 and $3,300 per ADS.

	ADS Warrants Number*	Original price per ADS*	New price per ADS	Equivalent Ordinary Shares (400 Ordinary Shares per ADS) Number
October 2019 warrants	375	$10,000	$320	150,000
May 2020 warrants	406	$3,280	$320	162,400

*Number and original price of warrants have been adjusted to reflect the share consolidation and ratio change of ADSs to Ordinary Shares that occurred on 2 March 2020 and 24 March 2023 and the ratio change of ADSs to Ordinary Shares on 26 September 2022 and 5 July 2023.

DARA warrants and share options

The Group also assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. (which took place in 2015). The number of Ordinary Shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those detailed above. The financial liability is valued using the Black-Scholes option pricing model. The exercise price of the outstanding options is $1,903.40.

The following table details the outstanding warrants over ADSs and Ordinary Shares as at 31 December and also the movement in the year:

	At 1 January 2021	Lapsed	Exercised	At 31 December 2021	Lapsed	At 31 December 2022	Lapsed	Granted	**At 31 December 2023**
ADSs									
December 2023 grant	–	–	–	–	–	–		6,000,126	**6,000,126**
May 2023 grant	–	–	–	–	–	–		276,689	**276,689**
May 2020 grant	876	–	(38)	838	–	838	–	–	**838**
October 19 grant	392	–	–	392	–	392	–	–	**392**
Ordinary Shares									
DARA Warrants	231	(27)	–	204	(204)	–	–	–	**–**
DARA Options	138	–	–	138		138	(10)	–	**128**

*Number and original price of warrants have been adjusted to reflect the share consolidation and ratio change of ADSs to Ordinary Shares that occurred on 2 March 2020 and 24 March 2023 and the ratio change of ADSs to Ordinary Shares on 26 September 2022 and 5 July 2023.

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 63

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2023, 2022 and 2021

19 Financial instruments – risk management

The Group is exposed through its operations to the following financial risks:

- Credit risk
- Foreign exchange risk
- Liquidity risk

This note describes the Group's policies and processes for managing those risks. The policy for managing these risks is reviewed and agreed with the Board, however it has delegated the authority for designing and operating processes that ensure the effective management of the risks to the Group's management.

Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

- Trade and other receivables
- Cash and cash equivalents
- Trade and other payables
- Accruals
- Loans and borrowings
- Derivative financial liability

A summary of the financial instruments held by category is provided below:

Financial assets – amortised cost

	2023 £'000	2022 £'000	2021 £'000
Cash and cash equivalents	**5,971**	2,836	10,057
Trade receivables	**-**	329	33
Other receivables	**282**	301	394
Total financial assets	**6,253**	3,466	10,484

Financial liabilities – amortised cost

	2023 £'000	2022 £'000	2021 £'000
Trade payables	**314**	339	485
Other payables	**7**	17	5
Accruals	**857**	817	546
Borrowings	**464**	624	766
Total financial liabilities – amortised cost	**1,642**	1,797	1,802

Financial liabilities – fair value through profit and loss – current

	2023 £'000	2022 £'000	2021 £'000
Equity settled derivative financial liability	**4,160**	85	553

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

- Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;
- Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
- Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair value of the Group's derivative financial liability is measured on a recurring basis. The following table gives information about how the fair value of this financial liability is determined, additional disclosure is given in note 18:

64 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

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Financial liabilities	Fair value as at 31/12/2023	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – Series E warrants	£2,592,000	Level 3	Black-Scholes Model	Volatility rate of 90.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 0.98 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.79% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series F warrants	£1,444,000	Level 3	Black-Scholes Model	Volatility rate of 95.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 4.98 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 3.84% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series D warrants	£124,000	Level 3	Black-Scholes Model	Volatility rate of 95.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 4.40 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 3.93% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – May 2020 warrants	£–	Level 3	Black-Scholes Model	Volatility rate of 100.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 1.88 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.23% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – October 2019 warrants	£–	Level 3	Black-Scholes Model	Volatility rate of 100.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 1.50 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.51% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Total	**£4,160,000**				

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 65

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2023, 2022 and 2021

19 Financial instruments – risk management continued

Financial liabilities	Fair value as at 31/12/2022	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – May 2020 warrants	£48,000	Level 3	Monte Carlo simulation model	Volatility rate of 70.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 2.88 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.22% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – October 2019 warrants	£37,000	Level 3	Monte Carlo simulation model	Volatility rate of 70.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 2.5 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.32% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Total	£85,000				

Financial liabilities	Fair value as at 31/12/2021	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – May 2020 warrants	£467,000	Level 3	Monte Carlo simulation model	Volatility rate of 95.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 3.88 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 0.31% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – October 2019 warrants	£86,000	Level 3	Monte Carlo simulation model	Volatility rate of 85.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 3.5 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 0.71% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – DARA warrants	–	Level 3	Black-Scholes option pricing model	Volatility rate of 85.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.10 and 0.9 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 0.71% determined using the expected life assumptions.	The higher the risk-free rate
Total	£553,000				

66 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

Strategic Report | Governance | Financial Statements

Changing the unobservable risk-free rate input to the valuation model by 10% higher while all other variables were held constant, would not impact the carrying amount of warrants (2022: nil; 2021: nil).

There were no transfers between Level 1 and 2 in the period.

The financial liability measured at fair value on Level 3 fair value measurement represents consideration relating to warrants issued in December 2024, May 2024, May 2020 and October 2019 as part of Registered Direct offerings, private placement and also a business combination.

Credit risk

The Group is exposed to credit risk from amounts due from collaborative partners and from cash and cash equivalents and deposits with banks and financial institutions. The risk from collaborative partners is deemed to be low. For banks and financial institutions, only independently rated parties with high credit status are accepted. The Group does not enter into derivatives to manage credit risk. The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery.

The total exposure to credit risk of the Group is equal to the total value of the financial assets held at each year end as noted above.

Foreign exchange risk

The Group operates internationally although its operations are based in the United Kingdom and the majority of assets and liabilities denominated in Pounds Sterling. It therefore is exposed to foreign exchange risk arising from exposure to various currencies primarily the Euro and US Dollar.

The table below shows analysis of the Pounds Sterling equivalent of year-end cash and cash equivalent balances by currency:

	2023 £'000	2022 £'000	2021 £'000
Cash and cash equivalents:			
Pounds Sterling	**2,244**	2,588	10,057
US Dollar	**3,727**	248	–
Euro	**–**	–	–
Total	**5,971**	2,836	10,057

Foreign exchange risk also arises when individual Group entities enter into transactions denominated in a currency other than their functional currency; the Group's transactions outside the UK to the US and Europe drive foreign exchange movements where suppliers invoice in currency other than sterling. The Group does retain some cash balances in US Dollars from its US Dollar denominated equity raises to reduce the foreign exchange exposure on US Dollar denominated suppliers related to its NASDAQ listing and US based clinical trial. All other assets and/or consumables that are purchased in foreign currencies, such currency is purchased immediately upon invoice. These transactions are not hedged because the cost of doing so is disproportionate to the risk.

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 67

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2023, 2022 and 2021

19 Financial instruments – risk management continued

Foreign currency sensitivity analysis

The most significant currencies in which the Group transacts, other than Pounds Sterling, are the US Dollar and the Euro. The Group also trades in other currencies in small amounts as necessary.

The following table details the Group's sensitivity to a 10% change in year-end exchange rates, which the Group feels is the maximum likely change in rate based upon recent currency movements, in the key foreign currency exchange rates against Pounds Sterling:

Year ended 31 December 2023	**US Dollar £'000**	**Euro £'000**	**Other £'000**
Loss before tax	**373**	**2**	**-**
Total equity	**373**	**2**	**-**

Year ended 31 December 2022	US Dollar £'000	Euro £'000	Other £'000
Loss before tax	25	(1)	–
Total equity	25	(1)	–

Year ended 31 December 2021	US Dollar £'000	Euro £'000	Other £'000
Loss before tax	–	2	–
Total equity	–	2	–

Liquidity risk

Liquidity risk arises from the Group's management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. It is the Group's aim to settle balances as they become due.

In February 2023, the Company completed a Private Placement in the US which raised £5.0m before expenses. In May 2023, the Company completed a Registered Direct Offering in the US which raised £2.7m before expenses. In December 2023, the Company completed a Registered Offering in the US which raised £4.4m before expenses.

In December 2022, the Company completed a Registered Direct Offering in the US which raised £0.3m before expenses.

In February 2021, previously issued warrants were exercised resulting in the Company receiving £0.13m before expenses. In July 2021, the Company completed a UK placing which raised £10.0m before expenses.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required before the fourth quarter of 2024 assuming, inter alia, that certain development programmes and other operating activities continue as currently planned. If the Company does not secure additional funding before the fourth quarter of 2024, it will no longer be a going concern and would likely be placed in Administration.

If we raise additional funds through the issuance of debt securities or additional equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our Ordinary Shares (including the ADSs) and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

In the Directors' opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful.

68 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

Strategic Report Governance Financial Statements

This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and Parent Company's ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out, then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realisable value and all liabilities would be accelerated to current liabilities.

The following table sets out the contractual maturities (representing undiscounted contractual cash flows) of financial liabilities:

2023	Up to 3 months £'000	Between 3 and 12 months £'000	Between 1 and 2 years £'000	Between 2 and 5 years £'000	Over 5 years £'000
Trade and other payables	1,178	–	–	–	–
Lease liabilities	47	141	189	112	–
Total	1,225	141	189	112	–

2022	Up to 3 months £'000	Between 3 and 12 months £'000	Between 1 and 2 years £'000	Between 2 and 5 years £'000	Over 5 years £'000
Trade and other payables	1,173	–	–	–	–
Lease liabilities	49	140	188	254	–
Total	1,222	140	188	254	–

2021	Up to 3 months £'000	Between 3 and 12 months £'000	Between 1 and 2 years £'000	Between 2 and 5 years £'000	Over 5 years £'000
Trade and other payables	1,036	–	–	–	–
Lease liabilities	46	171	195	442	–
Total	1,082	171	195	442	–

More details with regard to the line items above are included in the respective notes:

- Trade and other payables – [15]
- Borrowings – [16]

As a result of the Strategic Review undertaken in March 2020 the Group repaid all Government Research loans during 2020 and 2021.

Capital risk management

The Group monitors capital which comprises all components of equity (i.e. share capital, share premium, foreign exchange reserve and accumulated deficit).

The Group's objectives when maintaining capital are:

- to safeguard the entity's ability to continue as a going concern; and
- to have sufficient resource to take development projects forward towards commercialisation.

The Group continues to incur substantial operating expenses. Until the Group generates positive net cash inflows from the commercialisation of its products, it remains dependent upon additional funding through the injection of equity capital and government funding. The Group may not be able to generate positive net cash inflows in the future or to attract such additional required funding at all, or on suitable terms. In such circumstances the development programmes may be delayed or cancelled, and business operations cut back.

The Group seeks to reduce this risk by keeping a tight control on expenditure, avoiding long term supplier contracts (other than clinical trials), prioritising development spend on products closest to potential revenue generation, obtaining government grants (where applicable), maintaining a focused portfolio of products under development and keeping shareholders informed of progress.

There have been no changes to the Group's processes for managing capital risk since the previous year.

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 69

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2023, 2022 and 2021

20 Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using tax rates applicable in the tax jurisdictions where the tax asset or liability would arise.

The movement on the deferred tax account in 2023 is £nil (2022: £nil, 2021: £nil) as the net credit arising on the amortisation of intangible assets and other timing differences has been matched by a reduction in the deferred tax asset recognised on the losses offsetting the liability remaining.

Unused tax losses carried forward, subject to agreement with local tax authorities, were as follows:

	Gross losses £'000	Potential deferred tax asset £'000
31 December 2023	**75,530**	**18,947**
31 December 2022	71,139	17,867
31 December 2021	67,210	16,925

The remaining potential deferred tax asset of £18.9m (2022: £17.9m, 2021: £16.9m) has not been provided in these accounts due to uncertainty as to whether the asset would be recovered. The losses have arisen as a result of accumulated trading losses.

Deferred tax asset balances disclosed as at 31 December 2023 have been calculated at 25%. The main rate of corporation tax increased to 25% from 1 April 2023.

21 Share capital

Authorised, allotted and fully paid – classified as equity	2023 Number	2023 £	2022 Number	2022 £	2021 Number	2021 £
At 31 December						
Ordinary Shares of £0.001 each	**1,189,577,722**	1,189,578	5,417,137	108,343	4,923,420	98,468
'A' Deferred shares of £1 each	**1,000,001**	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001
'B' Deferred shares of £0.001 each	**4,063,321,418**	4,063,321	–	–	–	–
Total		**6,252,900**		**1,108,344**		**1,098,469**

At a General Meeting on 24 March 2023, shareholders approved a consolidation of the Company's Ordinary Shares on a one for 20 basis. As a result, the par value of the Ordinary Shares was changed from £0.001 per share to £0.02 per share. At the same time, the ratio of the Company's Ordinary Shares to ADSs was changed from each ADS representing 25 Ordinary Shares to each ADS representing five Ordinary Shares.

At a General Meeting on 14 June 2023, shareholders approved the subdivision and redesignation of the Company's Issued Ordinary Shares of £0.02 each into to one Ordinary Share of £0.001 each and 19 'B' Deferred Shares of £0.001 each. The 'B' Deferred Shares have limited rights and are effectively valueless. The previously issued Deferred Shares were redesignated 'A' Deferred Shares.

On 5 July 2023 the Company effected a ratio change in the number of Ordinary Shares represented by ADSs from five Ordinary Shares per ADS to 400 Ordinary Shares per ADS.

On 26 May 2023 the Company entered into Private Placement and on 21 December 2023 the Company entered into a Registered Offering. As no share premium was recognised in relation to these transactions the transaction costs have been charged to retained earnings.

During the year the Company issued the following warrants over ADSs, and these were recognised in the warrant reserve until their exercise:

70 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

Strategic Report | Governance | Financial Statements

	Pre-Funded Warrants	Series A Warrants	Series B Warrants	Series C Warrants
Exercise price	**£0.0001**	**$214.40**	**$214.40**	**$16.00**
As at 1 January 2023	–	–	–	–
Issued:				
Private Placement February 2023	155,461	32,327	48,491	–
Registered Direct Offering May 2023	–	–	–	415,043
Registered Offering December 2023	1,911,176	–	–	–
Adhera Assignment and Exchange Agreement	899,642	–	–	–
Exercised	(155,461)	(32,327)	(48,491)	(415,043)
As at 31 December 2023	2,810,818	–	–	–

The Series A, Series B and Series C warrants are exercisable on an 'alternative cashless basis' effectively allowing the holders to exercise for nil consideration.

Numbers of shares and share options/warrants and related exercise/issue prices are after the impact of the 24 March 2023 share consolidation, ADS ratio changes on 24 March 2023 and 5 July 2023.

In accordance with the Articles of Association for the Company adopted on 14 June 2023, the share capital of the Company consists of an unlimited number of Ordinary Shares of nominal value £0.001 each. Ordinary and deferred shares were recorded as equity.

Rights attaching to the shares following the incorporation of Biodexa Pharmaceuticals plc

Shares classified as equity

The holders of Ordinary Shares in the capital of the Company have the following rights:

(a) to receive notice of, to attend and to vote at all general meetings of the Company, in which case shareholders shall have one vote for each share of which he is the holder; and,

(b) to receive such dividend as is declared by the Board on each share held.

The holders of both classes of deferred shares in the capital of the Company:

(a) shall not be entitled to receive notice of or to attend or speak at any general meeting of the Company or to vote on any resolution to be proposed at any general meeting of the Company; and

(b) shall not be entitled to receive any dividend or other distribution of out of the profits of the Company.

In the event of a distribution of assets, the deferred shareholders shall receive the nominal amount paid up on such share after the holder of each Ordinary Share shall have received (in cash or specie) the amount paid up or credited as paid up on such Ordinary Share together with an additional payment of £100 per share. The Company has the authority to purchase the deferred shares and may require the holder of the deferred shares to sell them for a price not exceeding 1p for all the deferred shares.

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 71

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2023, 2022 and 2021

21 Share capital continued

		Ordinary Shares Number	'A' Deferred Shares Number	'B' Deferred Shares Number	Share price £	Total consideration £'000
At 1 January 2021		**3,153,694**	**1,000,001**			
19 February 2021	Exercise of warrants	15,340			5.960	91
6 July 2021	Placing	1,754,386			5.700	10,000
At 31 December 2021		**4,923,420**	**1,000,001**			
22 March 2022	Exercise of warrants	1			200.000	-
3 May 2022	Share issue to SIPP trustee (see note 24)	1,250			0.001	-
19 December 2022	Registered Direct Offering	492,466			0.666	321
At 31 December 2022		**5,417,137**	**1,000,001**			
15 February 2023	Private Placements*	98,387,275			0.0505	4,967
26 May 2023	Registered Direct Offering*	276,697,310			0.0097	2,690
14 June 2023	Share sub-division and re-designation			4,063,321,418	n/a	n/a
21 December 2023	Shares issued on purchase Intangible asset (see note 11)	323,684,800			0.0040	1,279
21 December 2023	Registered Offering	485,391,200			0.0040	1,918
At 31 December 2023		**1,189,577,722**	**1,000,001**	**4,063,321,418**		

*Number of shares issued includes exercise of pre-funded warrants and Series A, Series B and Series C warrants that were exercisable on an 'alternative cashless basis'.

22 Reserves

The following describes the nature and purpose of each reserve within equity:

Reserve	Description and purpose
Share capital	Nominal value of subscribed share capital.
Share premium	Amount subscribed for share capital in excess of nominal value.
Merger reserve	Represents the difference between the fair value and nominal value of shares issued on the acquisition of subsidiary companies where the Company has elected to take advantage of merger accounting.
Foreign exchange reserve	Gains/losses arising on retranslating the net assets of overseas operations into sterling.
Warrant reserve	Represents the following: - the fair value of warrants denominated in £ at the date of grant. The number and price are fixed at the date of grant. The warrants expire in November 2025. - the fair value of pre-funded warrants granted. The pre-funded warrants do not have an expiry date. - The fair value of Series A, B and C warrants denominated in US$ at the date of grant but allow for the warrants to be exercised on an alternative cashless basis effectively allowing the holders to exercise for nil consideration.
Accumulated deficit	All other net gains and losses and transactions with owners (e.g., dividends) not recognised elsewhere.

72 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

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23 Retirement benefits

The Group operates a defined contribution pension scheme for the benefit of its employees. The assets of the scheme are administered by trustees in funds independent from those of the Group. The annual charge for the year was £86,000 (2022: £98,000).

24 Share-based payments

Share options

The Group has issued options over Ordinary Shares under the 2014 Biodexa Pharmaceuticals PLC Enterprise Management Incentive Scheme and unapproved share options awarded to non-UK staff. In addition, certain share options originally issued over shares in Biodexa Limited under the Biodexa Limited 2008 unapproved share option scheme or Biodexa Limited 2013 approved Enterprise Incentive scheme were reissued in 2015 over shares in Biodexa Pharmaceuticals PLC under the 2014 Biodexa Pharmaceuticals PLC Enterprise Management Incentive Scheme. Exercise of an option is subject to continued employment.

At a General Meeting on 24 March 2023, shareholders approved a consolidation of the Company's Ordinary Shares on a one for 20 basis. As a result, the par value of the Ordinary Shares was changed from £0.001 per share to £0.02 per share.

At a General Meeting on 14 June 2023, shareholders approved the subdivision and redesignation of the Company's Issued Ordinary Shares of £0.02 each into to one Ordinary Share of £0.001 each and 19 'B' Deferred Shares of £0.001 each.

The options granted in 2023 were made under the 2014 Biodexa Pharmaceuticals PLC Enterprise Management Incentive Scheme.

Details of all share options granted under the Schemes are set out below:

Date of grant	At 1 January 2023	Granted in 2023	Lapsed in 2023	Forfeited in 2023	At 31 December 2023	Exercise Price
30 June 2014	**25**	-	-	-	**25**	**£30.00**
19 December 2016	**13**	-	-	-	**13**	**£484.00**
15 December 2017	**40**	-	-	-	**40**	**£184.00**
24 April 2019	**312**	-	-	-	**312**	**£29.20**
2 October 2019	**1,500**	-	-	-	**1,500**	**£21.00**
17 April 2020	**5,000**	-	-	-	**5,000**	**£4.80**
17 June 2020	**33,600**	-	**(6,250)**	-	**27,350**	**£4.04**
15 July 2021	**64,350**	-	-	**(5,500)**	**58,850**	**£5.55**
2 August 2021	**2,500**	-	-	**(2,500)**	-	**£5.30**
1 September 2021	**6,000**	-	-	-	**6,000**	**£5.10**
7 February 2022	**18,750**	-	-	**(6,250)**	**12,500**	**£3.05**
12 August 2022	**12,500**	-	-	**(12,500)**	-	**£2.10**
	144,590	-	**(6,250)**	**(26,750)**	**111,590**	

Date of grant	Exercise Price
Options exercisable at 31 December 2023	**75,720**
Weighted average exercise price of outstanding options at 31 December 2023	**£5.241**
Weighted average exercise price of options exercised in 2023	-
Weighted average exercise price of options lapsed in 2023	**£4.04**
Weighted average exercise price of options forfeited in 2023	**£3.33**
Weighted average exercise price of options granted in 2023	-
Weighted average remaining contractual life of outstanding options at 31 December 2023	**7.3 years**

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 73

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2023, 2022 and 2021

24 Share-based payments continued

Date of grant	At 1 January 2022	Granted in 2022	Lapsed in 2022	Forfeited in 2022	At 31 December 2022	Exercise Price
20 April 2012	79	–	(79)	–	–	£1,676.00
9 May 2014	500	–	(500)	–	–	£30.00
30 June 2014	25	–	–	–	25	£30.00
31 October 2016	352	–	(352)	–	–	£1,072.00
19 December 2016	396	–	(383)	–	13	£484.00
15 December 2017	59	–	–	(19)	40	£184.00
24 April 2019	625	–	–	(313)	312	£29.20
2 October 2019	1,500	–	–	–	1,500	£21.00
17 April 2020	5,000	–	–	–	5,000	£4.80
17 June 2020	43,175	–	(5,625)	(3,950)	33,600	£4.04
15 July 2021	71,450	–	–	(7,100)	64,350	£5.55
2 August 2021	2,500	–	–	–	2,500	£5.30
1 September 2021	6,000	–	–	–	6,000	£5.10
7 February 2022	–	18,750	–	–	18,750	£3.05
12 August 2022	–	12,500	–	–	12,500	£2.10
	131,661	**31,250**	**(6,939)**	**(11,382)**	**144,590**	

Date of grant	Exercise Price
Options exercisable at 31 December 2022	55,932
Weighted average exercise price of outstanding options at 31 December 2022	£4.836
Weighted average exercise price of options exercised in 2022	n/a
Weighted average exercise price of options lapsed in 2022	£105.612
Weighted average exercise price of options forfeited in 2022	£5.974
Weighted average exercise price of options granted in 2022	£2.670
Weighted average remaining contractual life of outstanding options at 31 December 2022	8.1 years

74 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

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Date of grant	At 1 January 2021	Granted in 2021	Lapsed in 2021	Forfeited in 2021	At 31 December 2021	Exercise Price
13 September 2011	8	–	(8)	–	–	£1,676.00
20 April 2012	79	–	–	–	79	£1,676.00
9 May 2014	500	–	–	–	500	£30.00
30 June 2014	25	–	–	–	25	£30.00
31 October 2016	397	–	–	(45)	352	£1,072.00
19 December 2016	499	–	–	(103)	396	£484.00
15 December 2017	164	–	–	(105)	59	£184.00
24 April 2019	2,275	–	–	(1,650)	625	£29.20
2 October 2019	1,500	–	–	–	1,500	£21.00
17 April 2020	5,000	–	–	–	5,000	£4.80
17 June 2020	63,700	–	–	(20,525)	43,175	£4.04
15 July 2021	–	85,450	–	(14,000)	71,450	£5.55
2 August 2021	–	2,500	–	–	2,500	£5.30
1 September 2021	–	6,000	–	–	6,000	£5.10
	74,147	**93,950**	**(8)**	**(36,428)**	**131,661**	

Options exercisable at 31 December 2021	8,982
Weighted average exercise price of outstanding options at 31 December 2021	£10.759
Weighted average exercise price of options exercised in 2021	n/a
Weighted average exercise price of options lapsed in 2021	£1,676.000
Weighted average exercise price of options forfeited in 2021	£8.955
Weighted average exercise price of options granted in 2021	£5.515
Weighted average remaining contractual life of outstanding options at 31 December 2021	9.0 years

The following information is relevant in the determination of the fair value of options granted during the year 2022 under the equity share based remuneration schemes operated by the Group.

	February 2022	August 2022	August 2022
Number of options	375,000	100,000	150,000
Option pricing models used	Black-Scholes	Black-Scholes	Black-Scholes
Share price	£0.1525	£0.105	
£0.105			
Exercise price of options issued in year	£0.1525	£0.105	£0.105
Contractual life	10 years	10 years	10 years
Expected life	5 years	5 years	5 years
Volatility	87.88%**	91.78%**	91.66%**
Expected dividend yield	0%	0%	0%
Risk free rate	1.28%	1.92%	1.92%

The share price used in the determination of the fair value of the options granted in 2022 was the share price on the date of grant.

** Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 75

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
For the years ended 31 December 2023, 2022 and 2021

24 Share-based payments continued

The following information is relevant in the determination of the fair value of options granted during the year 2021 under the equity share-based remuneration schemes operated by the Group.

	July 2021	August 2021	September 2021
Number of options	1,709,000	50,000	120,000
Option pricing models used	Black-Scholes	Black-Scholes	Black-Scholes
Share price	£0.2775*	£0.265*	£0.255*
Exercise price of options issued in year	£0.2775	£0.265	£0.255
Contractual life	10 years	10 years	10 years
Expected life	5 years	5 years	5 years
Volatility	88.63%**	88.59%**	88.11%**
Expected dividend yield	0%	0%	0%
Risk free rate	0.38%	0.26%	0.32%

The share price used in the determination of the fair value of the options granted in 2022 was the share price on the date of grant.

** Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

All other share options relate to the Biodexa Limited 2008 unapproved share option scheme.

Share incentive plan

In April 2017 the Group set up the Biodexa Pharmaceuticals Share Incentive Plan ("BPSIP"). Under the BPSIP, Group employees and Directors can acquire Ordinary Shares in the Company via a salary sacrifice arrangement. Biodexa grants matching shares for every share bought. In order to retain these shares, scheme participants must remain employed by the Group for three years from the date of acquisition. All shares purchased by the BPSIP are held by an Employee Benefit Trust that is not under the control of Biodexa. Shares must be left in the plan for 5 years to qualify for full income tax and NIC relief.

On 24 April 2023 the Company terminated the Trust and requested the Trustees distribute the assets of the Trust to the relevant Group employees.

76 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

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Warrants issued in lieu of fees

The Company issues warrants over ADSs to certain its brokers in lieu of broker fees connected to the equity transactions in the year. The warrants are accounted for as share based payments.

Date of grant	At 1 January 2023	Granted in 2023	Lapsed in 2023	Forfeited in 2023	At 31 December 2023	Exercise Price per ADS
24 March 2023	-	49	-	-	49	$400.00
24 March 2023	-	1,293	-	-	1,293	$232.00
14 June 2023	-	11,067	-	-	11,067	$15.00
21 December 2023	-	120,002	-	-	120,002	$2.50
	-	132,411	-	-	132,411	

Date of grant	Exercise Price
Warrants exercisable at 31 December 2023	132,411
Weighted average exercise price of outstanding options at 31 December 2023	$5.93
Weighted average exercise price of options exercised in 20233	-
Weighted average exercise price of options lapsed in 202	-
Weighted average exercise price of options forfeited in 2023	-
Weighted average exercise price of options granted in 2023	$5.93
Weighted average remaining contractual life of outstanding options at 31 December 2023	2.2 years

The following information is relevant in the determination of the fair value of warrants granted during the year 2023.

	March 2023	June 2023	December 2023
Number of ADS warrants granted	1,342	11,067	120,002
Option pricing models used	Black-Scholes	Black-Scholes	Black-Scholes
Share price	$201.60*	$10.54*	$2.53
Exercise price of warrants issued in year	$232.00/$400.00	$15.00	$2.50
Contractual life	3 years	3 years	3 years
Expected life	3 years	3 years	3 years
Volatility	75.00%**	80.00%**	60.00%
Expected dividend yield	0%	0%	0%
Risk free rate	4.35%	4.04%	4.06%

* The share price used in the determination of the fair value of the ADS warrants granted in 2023 was the ADS price on the date of grant.

** Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a three-year period.

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 77

NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

For the years ended 31 December 2023, 2022 and 2021

25 Capital commitments

The Group had no capital commitments at 31 December 2023, 31 December 2022 and 31 December 2021.

26 Related party transactions

Details of remuneration of key management personnel are given in note 5.

27 Contingent liabilities

The Company entered into an Arrangement Agreement with Bioasis on 13 December 2022 as amended on 18 December 2022. Under the agreement the Company agreed to acquire the entire issued share capital of Bioasis for consideration of, in aggregate, approximately C$7.4m (c£4.4m). The agreement was subject to shareholder approval. On 23 January 2023 at the General Meeting to approve the Arrangement Agreement none of the special resolutions were passed and, accordingly, the acquisition of Bioasis did not proceed. Under the agreement, the Company agreed to reimburse Bioasis US$225,000 expenses relating to the transaction should the Company's shareholders not approve the transaction. On 3 March 2023 the Company advised Bioasis that it would offset this liability against the sums it advanced as disclosed in note 13.

As at 31 December 2023 and 31 December 2022 the Company had a contingent liability of $225,000 in relation to this potential liability.

28 Ultimate controlling party

The Directors do not consider that there is an ultimate controlling party.

29 Post balance sheet events

On 22 January 2024 membership of the Board Committees were changed to the following:

	Audit Committee	Remuneration Committee	Nominations Committee
Stephen Parker	●		●*
Sijmen de Vries		●*	●
Ann Merchant	●	●	
Simon Turton	●*	●	●

* Chair of Committee

78 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

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COMPANY BALANCE SHEET

At 31 December 2023

Company number 09216368	Note	2023 £'000	2023 £'000	2022 £'000	2022 £'000
Fixed assets					
Investments	4		-		1,072
Property, plant & equipment	5		10		16
Intangible assets	6		2,938		
			1,088		1,220
Current assets					
Debtors	7	227		316	
Cash at bank		5,647		2,775	
		5,874		3,091	
Creditors: amounts falling due within one year	8	(4,916)		(770)	
Provision for liabilities	9	-		(207)	
Net current assets		958		2,114	
Total assets less current liabilities			3,906		3,202
Net assets			3,906		3,202
Capital and reserves					
Called up share capital	10		6,253		1,108
Share premium account	11		86,732		83,667
Warrant reserve	11		3,457		720
Accumulated deficit	11		(92,536)		(82,293)
Total equity attributable to owners of the Parent Company			3,906		3,202

The loss for the financial period, of the Company, as approved by the Board, was £7.9m (2022: loss £7.2m).

The financial statements were approved and authorised for issue by the Board of Directors on 18 April 2024 and were signed on its behalf by:

Stephen Stamp
Chief Executive Officer, Chief Financial Officer

The notes on pages [81 to 89] form part of these financial statements.

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 79

COMPANY STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2022

	Share capital £'000	Share premium £'000	Warrant reserve £'000	Accumulated deficit* £'000	Total equity* £'000
At 1 January 2023	**1,108**	**83,667**	**720**	**(82,293)**	**3,202**
Loss for the year	**-**	**-**	**-**	**(7,891)**	**(7,891)**
Total comprehensive loss	**-**	**-**	**-**	**(7,891)**	**(7,891)**
Transactions with owners					
Shares issued on 15 February 2023	**1,956**	**3,013**	**-**	**-**	**4,969**
Costs associated with share issue on 15 February 2023	**-**	**(903)**	**-**	**-**	**(903)**
Shares issued on 26 May 2023	**2,380**	**-**	**-**	**(355)**	**2,025**
Costs associated with share issue on 26 May 2023	**-**	**-**	**-**	**(527)**	**(527)**
Shares issued on 21 December 2023	**485**	**-**	**1,315**	**(1,273)**	**527**
Costs associated with share issue on 21 December 2023	**-**	**-**	**-**	**(441)**	**(441)**
Issue of shares to purchase intangible asset	**324**	**955**	**1,422**	**-**	**2,701**
Share-based payment charge	**-**	**-**	**-**	**244**	**244**
Total contribution by and distributions to owners	**5,145**	**3,065**	**2,737**	**(2,352)**	**8,595**
At 31 December 2023	**6,253**	**86,732**	**3,457**	**(92,536)**	**3,906**

	Share capital £'000	Share premium £'000	Warrant reserve £'000	Accumulated deficit* £'000	Total equity* £'000
At 1 January 2022	1,098	83,434	720	(75,258)	9,994
Loss for the year	-	-	-	(7,158)	(7,158)
Total comprehensive loss	-	-	-	(7,158)	(7,158)
Transactions with owners					
Shares issued (net of issue costs of £0.1m)	10	233	-	-	243
Share-based payment charge	-	-	-	123	123
Total contribution by and distributions to owners	10	233	-	123	366
At 31 December 2022	1,108	83,667	720	(82,293)	3,202

80 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

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NOTES FORMING PART OF THE COMPANY FINANCIAL STATEMENTS

For the year ended 31 December 2022

1 Accounting policies

Basis of preparation

Biodexa Pharmaceuticals PLC is a company incorporated in England & Wales under the Companies Act. The address of the registered office is given on the contents page and the nature of the Group's operations and its principal activities are set out in the Strategic Report. The financial statements have been prepared in accordance with FRS 102, the Financial Reporting Standard applicable in the United Kingdom and the Republic of Ireland ("FRS102").

The preparation of financial statements in compliance with FRS 102 requires the use of certain critical accounting estimates. It also requires Group management to exercise judgement in applying the Group's accounting policies.

Parent Company disclosure exemptions

In preparing the separate financial statements of the Parent Company, advantage has been taken of the following disclosure exemptions available in FRS 102:

- no cash flow statement has been presented for the Parent Company;
- disclosures in respect of the Parent Company's financial instruments and share-based payment arrangements have not been presented as equivalent disclosures have been provided in respect of the Group as a whole; and
- no disclosure has been given for the aggregate remuneration of the key management personnel of the Parent Company as their remuneration is included in the totals for the Group as a whole.

The following principal accounting policies have been applied:

Valuation of investments

Investments in subsidiaries are measured at cost less accumulated impairment. Where merger relief is applicable, the cost of the investment in a subsidiary undertaking is measured at the nominal value of the shares issued together with the fair value of any additional consideration paid. Costs of acquisition of investments are capitalised.

Intangible assets

Externally acquired intangible assets include licences that are initially recognised as In-process research and development ("IPRD") at cost. IPRD is subject to annual impairment testing until the completion or abandonment of the related project. No further costs are capitalised in respect of this IPRD unless they meet the criteria for research and development capitalisation as set out below.

Once the research and development of each defined project is completed, the carrying value of the acquired IPRD is reclassified as a finite-lived asset and amortised over its useful life.

The useful economic life of IPRD will be determined when the in-process research projects are completed.

Internally generated intangible assets (development costs)

Expenditure on the research phase of an internal project is recognised as an expense in the period in which it is incurred. Development costs incurred on specific projects are capitalised when all the following conditions are satisfied:

- Completion of the asset is technically feasible so that it will be available for use or sale
- The Group intends to complete the asset and use or sell it
- The Group has the ability to use or sell the asset and the asset will generate probable future economic benefits (over and above cost)
- There are adequate technical, financial and other resources to complete the development and to use or sell the asset, and
- The expenditure attributable to the asset during its development can be measured reliably.

Judgement is applied when deciding whether the recognition criteria are met. Judgements are based on the information available. In addition, all internal activities related to the research and development of new projects are continuously monitored by the Director. The Director considers that the criteria to capitalise development expenditure are not met for a product prior to that product receiving regulatory approval in at least one country.

Development expenditure not satisfying the above criteria, and expenditure on the research phase of internal projects are included in research and development costs recognised in the Statement of Comprehensive Income as incurred. No projects have yet reached the point of capitalisation.

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 81

Impairment of goodwill and intangible assetsWhere there is any indication that an asset may be impaired, the carrying value of the asset (or cash-generating unit ("CGU") to which the asset has been allocated) is tested for impairment. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's (or CGU's) fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Non-financial assets except goodwill that have been previously impaired are reviewed at each reporting date to assess whether there is any indication that the impairment losses recognised in prior periods may no longer exist or may have decreased.TaxationCurrent tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.A deferred tax asset in respect of unutilised tax losses has not been recognised on the basis that the future economic benefit is not certain.Going concern ? material uncertaintyAccounting standards require the Directors to consider the appropriateness of the going concern basis when preparing the financial statements. The Directors are of the opinion that they consider the going concern basis will remain appropriate. The Directors have taken notice of the Guidance on the Going Concern Basis of Accounting and Reporting on Solvency and Liquidity Risk Guidance for directors of companies that do not apply the UK Corporate Governance Code (April 2016). The Directors believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required before the fourth quarter of 2024 assuming, inter alia, that certain development programmes and other operating activities continue as currently planned. If the Company does not secure additional funding before the fourth quarter of 2024, it will no longer be a going concern and would likely be placed in Administration.If we raise additional funds through the issuance of debt securities or additional equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our Ordinary Shares (including the ADSs) and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.In the Directors' opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and Parent Company's ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out, then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would stated at net realisable value and all liabilities would be accelerated to current liabilities.Further details on the Group's going concern are provided in note 1 of the consolidated financial statements.Financial assets and liabilitiesFinancial assets Financial assets, other than investments and derivatives, are initially measured at transaction price (including transaction costs) and subsequently held at cost, less any impairment. NOTES FORMING PART OF THE COMPANY FINANCIAL STATEMENTS CONTINUEDFor the year ended 31 December 20221?Accounting policies continued82Biodexa Pharmaceuticals PLC?Annual Report & Accounts 2023

Strategic Report | Governance | Financial Statements

Financial liabilities and equity
Financial liabilities and equity are classified according to the substance of the financial instrument's contractual obligations, rather than the financial instrument's legal form. Financial liabilities, excluding convertible debt and derivatives, are initially measured at transaction price (after deducting transaction costs) and subsequently held at amortised cost.

Depreciation
Depreciation on assets is charged so as to allocate the cost of assets less their residual value over their estimated useful lives, using the straight-line method. The estimated useful lives range as follows:

Computer equipment and software–4 years

The assets' residual values, useful lives and depreciation methods are reviewed, and adjusted prospectively if appropriate, if there is an indication of a significant change since the last reporting date.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within 'other operating income or losses' in the statement of comprehensive income.

2 Staff costs

	2023 £'000	2022 £'000
Staff costs (including Directors') comprise:		
Wages and salaries	**910**	926
Defined contribution pension cost	**49**	44
Social security contributions and similar taxes	**128**	127
Share-based payment charge	**51**	117
	1,138	1,214

Employee numbers
The average number of staff employed by the Company during the financial year amounted to:

	2023 £'000	2022 £'000
General and administration	**3**	3
Research and development	**2**	2
	5	5

Please also refer to note 5 in the consolidated financial statements regarding Directors' remuneration.

3 Loss attributable to shareholders
Under Section 408 of the Companies Act 2006 the Company is exempt from the requirement to present its own profit and loss account. The loss for the financial period, of the holding Company, as approved by the Board, was £7.9m (2022: £7.2m).

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 83

NOTES FORMING PART OF THE COMPANY FINANCIAL STATEMENTS CONTINUED
For the year ended 31 December 2022

4 Investments

	2023 £'000	2022 £'000
Cost		
At 1 January	1,214	1,208
Capital contribution re Share Based Payments in subsidiaries	-	23
Reversal of capital contribution re share based payments in subsidiaries	(23)	(17)
At 31 December	1,191	1,214
Impairment		
At 1 January	142	-
Reversal impairment in carrying value of subsidiary	(13)	
Impairment in carrying value of subsidiary	1,062	142
At 31 December	1,191	142
Total investments at 31 December	-	1,072

A capital (reversal)/contribution was made in the year to the underlying subsidiaries corresponding to the share-based payment (credit)/ charge recognised in the period.

During 2023, the Company impaired the carrying value of its investment in Biodexa Limited to zero. During 2022, the Company impaired the carrying value of its investment in Biodexa Pharmaceuticals (Wales) Limited to zero.

At 31 December 2023, the Company held share capital in the following subsidiaries and joint arrangements:

Name	Registered Office or Country of Incorporation	Nature of Business	Proportion held	Notes
Biodexa Limited (formerly Midatech Limited)	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company	100%	
Biodexa Pharmaceuticals (Wales) Limited (formerly Midatech Pharma (Wales) Limited)	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company	100%	
Haaland UK Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Dormant	100%	
PharMida AG	c/o Kellerhals, Hirschgässlein 11, 4051 Basel, Switzerland	Dormant	100%	(a)
MidaSol Therapeutics GP	Incorporated in the Cayman Islands	Dormant JV	50%	
Syntara LLC	Incorporated in the United States	Dormant JV	50%	

Notes:
(a) Wholly owned subsidiary of Midatech Limited.

84 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

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5 Property, plant and equipment

	Computer equipment and software £'000	Total £'000
Cost		
At 1 January 2023	**164**	**164**
Disposals	**(38)**	**(38)**
At 31 December 2023	**126**	**126**
Depreciation		
At 1 January 2023	**148**	**148**
Disposals	**(38)**	**(38)**
Charge for year	**6**	**6**
At 31 December 2023	**116**	**116**
Net book value At 31 December 2023	**10**	**10**

	Computer equipment and software £'000	Total £'000
Cost		
At 1 January 2022	192	192
Disposals	(42)	(42)
Additions	14	14
At 31 December 2022	164	164
Depreciation		
At 1 January 2022	180	180
Disposals	(41)	(41)
Charge for year	9	9
At 31 December 2022	148	148
Net book value At 31 December 2022	16	16

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 85

NOTES FORMING PART OF THE COMPANY FINANCIAL STATEMENTS CONTINUED
For the year ended 31 December 2022

6 Intangible asset

	In-process research and development £'000	Total £'000
Cost		
At 1 January 2023	–	–
Additions	2,938	2,938
At 31 December 2023	**2,938**	**2,938**
Accumulated amortisation and impairment		
At 1 January 2023	–	–
Charge for year	–	–
At 31 December 2023	–	–
Net book value At 31 December 2023	**2,938**	**2,938**

Details of the intangible asset are provided in note 11 of the consolidated financial statements.

7 Debtors

	2023 £'000	2022 £'000
Amounts due from Group companies	-	–
Other debtors	**33**	94
Prepayments	**194**	222
	227	316

During 2023 and 2022 impairment provisions were made of £2.6m and £2.7m respectively against intercompany balances owed by other Group companies.

Bioasis Loans

On 13 December 2022 the Company entered into an Arrangement Agreement with Bioasis Technologies Inc ("Bioasis") under which the Company would acquire the entire issued share capital of Bioasis, the agreement entered into was subject to shareholder approval. In addition to this, on 19 December 2023 the Company entered into a Promissory Note and Security Agreement with Bioasis to assist in the short term with Bioasis' working capital requirements. Under the agreement the Company agreed to advance Bioasis up to US$750,000 in three tranches payable on 19 December 2022, 2 January 2023 and 6 February 2023. The loan was repayable on the earliest of the following:

(a) The occurrence of an event of default
(b) The closing date (as defined in the Arrangement Agreement for the proposed acquisition of Bioasis)
(c) 30 June 2023

The promissory note is subject to interest at a rate equal to 2% per month or, from and after the Bioasis maturity date, at a default rate of 15% per annum. Under the Security Agreement the Company was made a secured creditor.

On 3 February 2023 Bioasis announced they were 'urgently exploring and evaluating all financing and strategic alternatives that may be available to address its liquidity requirements which triggered an event of default. As a result of this, the 3rd payment under the agreement was not made. On 5 March 2023 Bioasis were served with notice of an event of default. On 20 June 2023 Bioasis announced the suspension of operations.

The Company has advanced US$500,000 to Bioasis in two tranches over 2022 and 2023. Management considered the recovery of the debt to be uncertain and therefore recognised an impairment provision of £414,000 in the year to 31 December 2022. As a result of Bioasis' announcement on 20 June 2023, the loans have been written off.

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8 Creditors: amounts falling due within one year

	2023 £'000	2022 £'000
Trade creditors	**191**	105
Accruals	**519**	525
Other creditors	**46**	55
Derivative financial liability	**4,160**	85
	4,916	770

Details of the derivative financial liability are provided in note 18 of the consolidated financial statements.

9 Provisions

	2023 £'000	2022 £'000
Opening provision at 1 January	**207**	–
Utilisation of provision	**(207)**	–
Provision recognised in the year	**-**	207
At 31 December	**-**	207
Less: non-current portion	**-**	–
Current portion	**-**	207

Bioasis Loans

On 19 December 2022, the Company entered into a Promissory Note and Security Agreement with Bioasis to assist in the short term with Bioasis' working capital requirements. Under the agreement the Company agreed to advance Bioasis up to US$750,000 in tranches payable on 19 December 2022, 3 January 2023 and 6 February 2023. The terms of the agreement are set out in note 13.

The Company advanced US$250,000 to Bioasis in the year to 31 December 2022. A further advance of US$250,000 was made to Bioasis on 3 January 2023.

Management considered recovery of the debt to be uncertain and in 2022 recognised an impairment provision of £207,000 against the advance made in December 2022, see note 13, and a provision of £207,000 against future credit losses resulting from the Promissory Note.

On 3 February 2023 Bioasis announced they were 'urgently exploring and evaluating all financing and strategic alternatives that may be available to address its liquidity requirements' which triggered an event of default. As a result of this, the 3rd payment under the agreement was not made. On 5 March 2023 Bioasis were served with a notice of an event of default. On 20 June 2023 Bioasis announced the suspension of operations.

In 2023 the provision was utilised against the advance made to Bioasis in January 2023.

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 87

NOTES FORMING PART OF THE COMPANY FINANCIAL STATEMENTS CONTINUED
For the year ended 31 December 2022

10 Share capital

Allotted and fully paid	2023 Number	2023 £'000	2022 Number	2022 £'000
Ordinary Shares of £0.001 each	**1,189,577,722**	**1,190**	5,417,137	108
'A' Deferred shares of £1 each	**1,000,001**	**1,000**	1,000,001	1,000
'B' Deferred shares of £0.001 each	**4,063,321,418**	**4,063**	–	–
Total		**6,253**		1,108

Details of shares issued by the Company in the year are given in note 21 of the consolidated financial statements.

11 Reserves

The following describes the nature and purpose of each reserve within the equity:

Reserve	Description and purpose
Share capital	Nominal value of subscribed share capital
Share premium	Amount subscribed for share capital in excess of nominal value.
Warrant reserve	Represents the following: – the fair value of warrants denominated in £ at the date of grant. The number and price is fixed at the date of grant. The warrants expire in November 2025 – the fair value of pre-funded warrants granted. The pre-funded warrants do not have an expiry date. – The fair value of Series A, B and C warrants denominated in US$ at the date of grant but allow for the warrants to be exercised on an alternative cashless basis effectively allowing the holders to exercise for nil consideration.
Accumulated deficit	All other net gains and losses and transactions with owners (e.g., dividends) not recognised elsewhere.

88 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

Strategic Report | Governance | Financial Statements

12 Post balance sheet events

On 22 January 2024 membership of the Board Committees were changed to the following:

	Audit Committee	Remuneration Committee	Nominations Committee
Stephen Parker	●		●*
Sijmen de Vries		●*	●
Ann Merchant	●	●	
Simon Turton	●*	●	●

* Chair of Committee

Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023 89

COMPANY INFORMATION

Directors:	Stephen Parker Sijmen de Vries Ann Merchant (appointed 31 December 2023) Stephen Stamp Simon Turton
Secretary:	Stephen Stamp
Registered office:	1 Caspian Point Caspian Way Cardiff, CF10 4DQ United Kingdom
Registered number:	09216368
Auditor:	Mazars LLP 30 Old Bailey London EC4M 7AU United Kingdom
Depositary:	JPMorgan Chase Bank, N.A. 383 Madison Avenue New York NY 10179 United States of America

90 Biodexa Pharmaceuticals PLC Annual Report & Accounts 2023

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Biodexa Pharmaceuticals PLC1 Caspian Point Caspian Way Cardiff, CF10 4DQwww.biodexapharma.comBiodexa Pharmaceuticals PLC?Annual Report and Accounts 2023